Exhibit 99.2

Financial Highlights

UDR, Inc.
As of End of Second Quarter 2016 [1]
(Unaudited)

Dollars in thousands, except per share and unit	Actual Results 2Q 2016	Actual Results YTD 2016	Guidance as of June 30, 2016 3Q 2016	Full-Year 2016
GAAP Metrics				
Net income/(loss) attributable to common stockholders	$17,017	$26,481	--	--
Net income/(loss) attributable to UDR, Inc.	$17,946	$28,339	--	--
Income/(loss) per weighted average common share, diluted	$0.06	$0.10	$0.04 to $0.07	$0.23 to $0.27
Per Share Metrics				
FFO per common share and unit, diluted	$0.44	$0.87	$0.44 to $0.46	$1.76 to $1.80
FFO as Adjusted per common share and unit, diluted	$0.45	$0.88	$0.44 to $0.46	$1.77 to $1.80
Adjusted Funds from Operations ("AFFO") per common share and unit, diluted	$0.41	$0.81	$0.39 to $0.41	$1.61 to $1.64
Dividend declared per share and unit	$0.2950	$0.5900	$0.2950	$1.18 [2]
Same-Store Operating Metrics				
Revenue growth	5.7%	6.0%	--	5.50% - 6.00%
Expense growth	5.5%	4.1%	--	3.00% - 3.50%
NOI growth	5.7%	6.8%	--	6.50% - 7.00%
Physical Occupancy	96.6%	96.6%	--	96.6%

Property Metrics	Homes	Communities	% of Total NOI
Same-Store	34,179	118	73.1%
Stabilized, Non-Mature	4,448	10	11.1%
Acquired Communities	-	-	-
Redevelopment	2,101	4	4.3%
Non-Residential / Other	N/A	N/A	1.7%
Sold and Held for disposition	-	-	0.0%
Joint Venture (includes completed JV developments) [3]	7,143	29	9.8%
Sub-total, completed homes	47,871	161	100%
Under Development	1,101	2	-
Joint Venture Development	876	4	-
Preferred Equity Investments	1,533	5	-
Total expected homes [3][4]	51,381	172	100%

Balance Sheet Metrics (adjusted for non-recurring items)	2Q 2016	2Q 2015
Interest Coverage Ratio	4.76x	4.32x
Fixed Charge Coverage Ratio	4.63x	4.21x
Leverage Ratio	33.2%	37.5%
Net Debt-to-EBITDA	5.3x	6.2x

Market Capitalization		2Q 2016	% of Total
Total debt	$	3,465,177	24.1%
Common stock equivalents [5]		10,940,803	75.9%
Total market capitalization	$	14,405,980	100.0%

Development



345 Harrison Street - Boston, MA



Completion Date: 1Q19

(1) See Attachment 16 for definitions and other terms.

(2) Annualized for 2016.

(3) Joint venture NOI is based on UDR's pro rata share. Homes and communities at 100%.

(4) Excludes 218 homes at Steele Creek where we have a participating loan investment as described in Attachment 9(B).

(5) Based on a common share price of $36.92 at June 30, 2016.



Attachment 1

UDR, Inc.
Consolidated Statements of Operations [1]
(Unaudited)

In thousands, except per share amounts	Three Months Ended June 30,		Six Months Ended June 30,	
	2016	2015	2016	2015
REVENUES:				
Rental income	$ 236,168	$ 212,764	$ 468,125	$ 419,811
Joint venture management and other fees [2]	2,618	3,098	5,476	15,804
Total revenues	238,786	215,862	473,601	435,615
OPERATING EXPENSES:				
Property operating and maintenance	38,574	37,194	78,020	74,444
Real estate taxes and insurance	30,279	25,138	58,656	51,360
Property management	6,494	5,851	12,873	11,545
Other operating expenses	1,892	1,769	3,644	3,535
Real estate depreciation and amortization	105,937	90,344	211,276	179,121
Acquisition costs	-	84	-	283
General and administrative	10,835	13,637	24,679	25,590
Casualty-related (recoveries)/charges, net	1,629	843	1,629	1,839
Other depreciation and amortization	1,486	1,700	3,039	3,323
Total operating expenses	197,126	176,560	393,816	351,040
Operating income	41,660	39,302	79,785	84,575
Income/(loss) from unconsolidated entities [2]	325	(573)	1,004	58,586
Interest expense	(30,678)	(29,673)	(61,782)	(58,473)
Interest income and other income/(expense), net	540	382	971	742
Income/(loss) before income taxes and gain/(loss) on sale of real estate owned	11,847	9,438	19,978	85,430
Tax benefit/(provision), net	402	1,404	805	1,829
Income/(loss) from continuing operations	12,249	10,842	20,783	87,259
Gain/(loss) on sale of real estate owned, net of tax	7,315	79,042	10,385	79,042
Net income/(loss)	19,564	89,884	31,168	166,301
Net (income)/loss attributable to redeemable noncontrolling interests in the OP and DownREIT Partnership	(1,610)	(3,029)	(2,515)	(5,617)
Net (income)/loss attributable to noncontrolling interests	(8)	-	(314)	(7)
Net income/(loss) attributable to UDR, Inc.	17,946	86,855	28,339	160,677
Distributions to preferred stockholders - Series E (Convertible)	(929)	(931)	(1,858)	(1,862)
Net income/(loss) attributable to common stockholders	$ 17,017	$ 85,924	$ 26,481	$ 158,815
Income/(loss) per weighted average common share - basic:	$0.06	$0.33	$0.10	$0.62
Income/(loss) per weighted average common share - diluted:	$0.06	$0.33	$0.10	$0.61
Common distributions declared per share	$0.2950	$0.2775	$0.5900	$0.5550
Weighted average number of common shares outstanding - basic	266,268	257,849	264,362	257,344
Weighted average number of common shares outstanding - diluted	268,174	262,806	266,227	259,267

(1) See Attachment 16 for definitions and other terms.

(2) In January 2015, the eight communities held by the Texas Joint Venture were sold, generating proceeds to UDR of $43.5 million. The Company recorded promote and disposition fee income of approximately $9.6 million and a gain of approximately $59.1 million in connection with the sale during the six months ended June 30, 2015.



Attachment 2

UDR, Inc.
Funds From Operations [1]
(Unaudited)

In thousands, except per share and unit amounts	Three Months Ended June 30,		Six Months Ended June 30,	
	2016	2015	2016	2015
Net income/(loss) attributable to common stockholders	$ 17,017	$ 85,924	$ 26,481	$ 158,815
Real estate depreciation and amortization	105,937	90,344	211,276	179,121
Noncontrolling interests	1,618	3,029	2,829	5,624
Real estate depreciation and amortization on unconsolidated joint ventures	12,299	10,017	22,649	19,867
Net gain on the sale of unconsolidated depreciable property [2]	-	-	-	(59,073)
Net gain on the sale of depreciable real estate owned [5]	(7,315)	(79,042)	(8,700)	(79,042)
Funds from operations ("FFO") attributable to common stockholders and unitholders, basic	$ 129,556	$ 110,272	$ 254,535	$ 225,312
Distributions to preferred stockholders - Series E (Convertible) [3]	929	931	1,858	1,862
FFO attributable to common stockholders and unitholders, diluted	$ 130,485	$ 111,203	$ 256,393	$ 227,174
FFO per common share and unit, basic	$ 0.44	$ 0.41	$ 0.88	$ 0.85
FFO per common share and unit, diluted	$ 0.44	$ 0.41	$ 0.87	$ 0.84
Weighted average number of common shares and OP/DownREIT Units outstanding - basic	291,458	266,974	289,553	266,489
Weighted average number of common shares, OP/DownREIT Units, and common stock equivalents outstanding - diluted	296,392	271,931	294,446	271,448
Impact of adjustments to FFO:				
Acquisition-related costs/(fees), including joint ventures	$ -	$ 1,544	$ -	$ 1,743
Texas Joint Venture promote and disposition fee income [2]	-	-	-	(9,633)
Long-term incentive plan transition costs	28	1,008	351	1,862
Net gain on the sale of non-depreciable real estate owned [5]	-	-	(1,685)	-
Casualty-related (recoveries)/charges, including joint ventures, net [4]	1,629	843	2,755	1,839
	$ 1,657	$ 3,395	$ 1,421	$ (4,189)
FFO as Adjusted attributable to common stockholders and unitholders, diluted	$ 132,142	$ 114,598	$ 257,814	$ 222,985
FFO as Adjusted per common share and unit, diluted	$ 0.45	$ 0.42	$ 0.88	$ 0.82
Recurring capital expenditures	(11,052)	(10,111)	(18,013)	(17,354)
AFFO attributable to common stockholders and unitholders	$ 121,090	$ 104,487	$ 239,801	$ 205,631
AFFO per common share and unit, diluted	$ 0.41	$ 0.38	$ 0.81	$ 0.76

(1) See Attachment 16 for definitions and other terms.

(2) In January 2015, the eight communities held by the Texas Joint Venture were sold, generating proceeds to UDR of $43.5 million. The Company recorded promote and disposition fee income of approximately $9.6 million and a gain of approximately $59.1 million in connection with the sale during the six months ended June 30, 2015.

(3) Series E preferred shares are dilutive for purposes of calculating FFO per share. Consequently, distributions to Series E preferred shareholders are added to FFO and the weighted average number of shares are included in the denominator when calculating FFO per common share and unit, diluted.

(4) Casualty-related charges for the six months ended June 30, 2016 include $1.1 million related to UDR's share of the 717 Olympic casualty, which is included in income/(loss) from unconsolidated entities in Attachment 1.

(5) The GAAP gain for the six months ended June 30, 2016 is $10.4 million, of which $1.7 million is FFO gain related to the sale of two land parcels. The FFO gain is backed out for FFO as Adjusted.



Attachment 3

UDR, Inc.
Consolidated Balance Sheets [1]
(Unaudited)

In thousands, except share and per share amounts	June 30, 2016		December 31, 2015	
ASSETS				
Real estate owned:				
Real estate held for investment	$	9,073,474	$	9,053,599
Less: accumulated depreciation		(2,842,273)		(2,646,044)
Real estate held for investment, net		6,231,201		6,407,555
Real estate under development				
(net of accumulated depreciation of $0 and $0)		238,938		124,072
Real estate held for disposition				
(net of accumulated depreciation of $0 and $830)		-		11,775
Total real estate owned, net of accumulated depreciation		6,470,139		6,543,402
Cash and cash equivalents		5,167		6,742
Restricted cash		20,524		20,798
Funds held in escrow from IRC Section 1031 exchanges		34,732		-
Notes receivable, net		19,694		16,694
Investment in and advances to unconsolidated joint ventures, net		933,403		938,906
Other assets		126,423		137,302
Total assets	$	7,610,082	$	7,663,844
LIABILITIES AND EQUITY				
Liabilities:				
Secured debt	$	1,256,119	$	1,376,945
Unsecured debt		2,209,058		2,193,850
Real estate taxes payable		23,168		18,786
Accrued interest payable		26,735		29,162
Security deposits and prepaid rent		37,916		36,330
Distributions payable		86,957		80,368
Accounts payable, accrued expenses, and other liabilities		91,275		81,356
Total liabilities		3,731,228		3,816,797
Redeemable noncontrolling interests in the OP and DownREIT Partnership		929,985		946,436
Equity:				
Preferred stock, no par value; 50,000,000 shares authorized				
2,796,903 shares of 8.00% Series E Cumulative Convertible issued				
and outstanding (2,796,903 shares at December 31, 2015)		46,457		46,457
16,452,496 shares of Series F outstanding (16,452,496 shares				
at December 31, 2015)		1		1
Common stock, $0.01 par value; 350,000,000 shares authorized				
267,058,578 shares issued and outstanding (261,844,521 shares at December 31, 2015)		2,671		2,618
Additional paid-in capital		4,622,939		4,447,816
Distributions in excess of net income		(1,712,418)		(1,584,459)
Accumulated other comprehensive income/(loss), net		(12,974)		(12,678)
Total stockholders' equity		2,946,676		2,899,755
Noncontrolling interests		2,193		856
Total equity		2,948,869		2,900,611
Total liabilities and equity	$	7,610,082	$	7,663,844

(1) See Attachment 16 for definitions and other terms.



Attachment 4(A)

UDR, Inc.
Selected Financial Information [1]
(Unaudited)

Common Stock and Equivalents	June 30, 2016	December 31, 2015
Common shares [2]	266,279,716	261,044,151
Restricted shares	778,862	800,370
Total common stock	267,058,578	261,844,521
Stock options, LTIP Units and restricted stock equivalents	1,062,270	1,181,193
Operating and DownREIT Partnership units	23,437,521	23,439,601
Preferred OP units	1,751,671	1,751,671
Convertible preferred Series E stock [3]	3,028,068	3,028,068
Total common stock and equivalents	296,338,108	291,245,054

Weighted Average Number of Shares Outstanding	2Q 2016 Weighted Average	2Q 2015 Weighted Average
Weighted average number of common shares and OP/DownREIT units outstanding - basic	291,458,215	266,973,865
Weighted average number of OP/DownREIT units outstanding	(25,190,083)	(9,124,983)
Weighted average number of common shares outstanding - basic per the Consolidated Statements of Operations	266,268,132	257,848,882
Weighted average number of common shares, OP/DownREIT units, and common stock equivalents outstanding - diluted	296,392,394	271,931,010
Weighted average number of OP/DownREIT units outstanding	(25,190,083)	(9,124,983)
Weight average number of Series E preferred shares outstanding [4]	(3,028,068)	-
Weighted average number of common shares outstanding - diluted per the Consolidated Statements of Operations	268,174,243	262,806,027

	Year-to-Date Weighted Average	Year-to-Date Weighted Average
Weighted average number of common shares and OP/DownREIT units outstanding - basic	289,552,862	266,488,982
Weighted average number of OP/DownREIT units outstanding	(25,190,678)	(9,144,945)
Weighted average number of common shares outstanding - basic per the Consolidated Statements of Operations	264,362,184	257,344,037
Weighted average number of common shares, OP/DownREIT units, and common stock equivalents outstanding - diluted	294,445,610	271,447,391
Weighted average number of OP/DownREIT units outstanding	(25,190,678)	(9,144,945)
Weight average number of Series E preferred shares outstanding [4]	(3,028,068)	(3,035,548)
Weighted average number of common shares outstanding - diluted per the Consolidated Statements of Operations	266,226,864	259,266,898

Market Capitalization, In thousands	June 30, 2016	% of Total	December 31, 2015	% of Total
Total debt	$ 3,465,177	24.1%	$ 3,570,795	24.6%
Common stock and equivalents ($36.92 at 6/30/16 and $37.57 at 12/31/15)	10,940,803	75.9%	10,942,077	75.4%
Total market capitalization	$ 14,405,980	100.0%	$ 14,512,872	100.0%

Asset Summary	Number of Homes	2Q 2016 NOI [1] ($000s)	% of NOI	Gross Carrying Value ($000s)	% of Total Gross Carrying Value
Unencumbered assets	28,364	$ 124,125	74.2%	$ 7,219,115	77.5%
Encumbered assets	12,364	43,190	25.8%	2,093,297	22.5%
	40,728	$ 167,315	100.0%	$ 9,312,412	100.0%

(1) See Attachment 16 for definitions and other terms.

(2) Includes the effect of 5.0 million shares issued at a net price of $34.73 during the six months ended June 30, 2016.

(3) At June 30, 2016 and December 31, 2015, a total of 2,796,903 shares of the Series E were outstanding, which is equivalent to 3,028,068 shares of common stock if converted (after adjusting for the special dividend paid in 2008).

(4) Series E preferred shares are anti-dilutive for purposes of calculating earnings per share for the three and six months ended June 30, 2016 and the six months ended June 30, 2015. For the three months ended June 30, 2015, the Series E preferred shares are dilutive.



Attachment 4(B)

UDR, Inc.
Selected Financial Information [1]
(Unaudited)

Debt Structure, In thousands		Balance	% of Total	Weighted Average Interest Rate	Weighted Average Years to Maturity
Secured	Fixed	$ 826,904	23.8%	4.87%	4.0
	Floating	425,415 [2]	12.2%	1.78%	4.0
	Combined	1,252,319	36.0%	3.82%	4.0
Unsecured	Fixed	1,930,644 [3]	55.5%	3.91%	5.6
	Floating	294,199	8.5%	1.36%	3.7
	Combined	2,224,843	64.0%	3.58%	5.4
Total Debt	Fixed	2,757,548	79.3%	4.20%	5.1
	Floating	719,614	20.7%	1.61%	3.9
	Combined	$ 3,477,162	100.0%	3.66%	4.9
	Total Non-Cash Adjustments [5]	(11,985)			
	Total per Balance Sheet	$ 3,465,177		3.76%	

Debt Maturities, In thousands

	Secured Debt [6]	Unsecured Debt [6]	Revolving Credit Facilities [4][7]	Balance	% of Total	Weighted Average Interest Rate
2016	$ 3,559	$ -	$ -	$ 3,559	0.1%	5.28%
2017	275,526	-	-	275,526	7.9%	4.13%
2018	211,065	300,000	-	511,065	14.7%	3.87%
2019	315,496	-	4,199	319,695	9.2%	4.44%
2020	170,664	300,000	255,000	725,664	20.8%	2.98%
2021	-	350,000	-	350,000	10.1%	2.15%
2022	-	400,000	-	400,000	11.5%	4.63%
2023	96,409	-	-	96,409	2.8%	2.37%
2024	-	315,644	-	315,644	9.1%	3.99%
2025	127,600	300,000	-	427,600	12.3%	4.26%
Thereafter	52,000	-	-	52,000	1.5%	2.22%
	1,252,319	1,965,644	259,199	3,477,162	100.0%	3.66%
Total Non-Cash Adjustments [5]	3,800	(15,785)	-	(11,985)		
Total per Balance Sheet	$ 1,256,119	$ 1,949,859	$ 259,199	$ 3,465,177		3.76%

Debt Maturities With Extensions, In thousands

	Secured Debt [6]	Unsecured Debt [6]	Revolving Credit Facilities [4][7]	Balance	% of Total	Weighted Average Interest Rate
2016	$ 3,559	$ -	$ -	$ 3,559	0.1%	5.28%
2017	275,526	-	-	275,526	7.9%	4.13%
2018	211,065	300,000	-	511,065	14.7%	3.87%
2019	315,496	-	4,199	319,695	9.2%	4.44%
2020	170,664	300,000	-	470,664	13.5%	3.86%
2021	-	350,000	255,000	605,000	17.4%	1.81%
2022	-	400,000	-	400,000	11.5%	4.63%
2023	96,409	-	-	96,409	2.8%	2.37%
2024	-	315,644	-	315,644	9.1%	3.99%
2025	127,600	300,000	-	427,600	12.3%	4.26%
Thereafter	52,000	-	-	52,000	1.5%	2.22%
	1,252,319	1,965,644	259,199	3,477,162	100.0%	3.66%
Total Non-Cash Adjustments [5]	3,800	(15,785)	-	(11,985)		
Total per Balance Sheet	$ 1,256,119	$ 1,949,859	$ 259,199	$ 3,465,177		3.76%

(1) See Attachment 16 for definitions and other terms.

(2) Includes $336.3 million of debt with a weighted average interest cap of 8.0% on the underlying index.

(3) Includes $315.0 million of floating rate debt that has been fixed using interest rate swaps at a weighted average rate of 2.23%.

(4) UDR's $1.1 billion line of credit has a maturity date of January 2020, plus two six-month extension options. The credit facility carries an interest rate equal to LIBOR plus a spread of 90 basis points and a facility fee of 15 basis points, which is not included in the interest rate above.

(5) Includes the unamortized balance of fair market value adjustments, premiums/discounts, deferred hedge gains, and deferred financing costs.

(6) Includes principal amortization, as applicable.

(7) Subsequent to quarter end, UDR amended its working capital credit facility. The amendment increases the unsecured revolving credit facility size from $30 million to $75 million. The scheduled maturity date continues to be January 1, 2019. Based on UDR's current credit rating, the working capital credit facility has an interest rate equal to LIBOR plus a spread of 90 basis points.



Attachment 4(C)

UDR, Inc.
Selected Financial Information [1]
(Unaudited)

Coverage Ratios		Quarter Ended June 30, 2016
Net income/(loss) attributable to UDR, Inc.	$	17,946
Adjustments:		
Interest expense		30,678
Real estate depreciation and amortization		105,937
Real estate depreciation and amortization on unconsolidated joint ventures		12,299
Other depreciation and amortization		1,486
Noncontrolling interests		1,618
Income tax provision/(benefit)		(402)
EBITDA	$	169,562
(Gain)/loss on sale of real estate owned, net of tax		(7,315)
Long-term incentive plan transition costs		28
Casualty-related (recoveries)/charges, including joint ventures, net		1,629
EBITDA - adjusted for non-recurring items	$	163,904
Annualized EBITDA - adjusted for non-recurring items	$	655,616
Interest expense	$	30,678
Capitalized interest expense		3,786
Total interest	$	34,464
Preferred dividends	$	929
Total debt	$	3,465,177
Cash		5,167
Net debt	$	3,460,010
Interest Coverage Ratio		**4.92x**
Fixed Charge Coverage Ratio		**4.79x**
Interest Coverage Ratio - adjusted for non-recurring items		**4.76x**
Fixed Charge Coverage Ratio - adjusted for non-recurring items		**4.63x**
Net Debt-to-EBITDA - adjusted for non-recurring items		**5.3x**

Debt Covenant Overview

Unsecured Line of Credit Covenants [2]

	Required	Actual	Compliance
Maximum Leverage Ratio	≤60.0%	34.1% [2]	Yes
Minimum Fixed Charge Coverage Ratio	≥1.5x	3.7x	Yes
Maximum Secured Debt Ratio	≤40.0%	16.8%	Yes
Minimum Unencumbered Pool Leverage Ratio	≥150.0%	378.2%	Yes

Senior Unsecured Note Covenants [3]

	Required	Actual	Compliance
Debt as a percentage of Total Assets	≤60.0%	33.3% [3]	Yes
Consolidated Income Available for Debt Service to Annual Service Charge	≥1.5x	4.9x	Yes
Secured Debt as a percentage of Total Assets	≤40.0%	12.0%	Yes
Total Unencumbered Assets to Unsecured Debt	≥150.0%	333.6%	Yes

Securities Ratings

	Debt	Preferred	Outlook
Moody's Investors Service	Baa1	Baa2	Stable
Standard & Poor's	BBB+	BBB-	Stable

(1) See Attachment 16 for definitions and other terms.
(2) As defined in our credit agreement dated October 20, 2015.
(3) As defined in our indenture dated November 1, 1995 as amended, supplemented or modified from time to time.



Attachment 5

UDR, Inc.
Operating Information (1)
(Unaudited)

Dollars in thousands	Total Homes	Quarter Ended June 30, 2016	Quarter Ended March 31, 2016	Quarter Ended December 31, 2015	Quarter Ended September 30, 2015	Quarter Ended June 30, 2015
Revenues						
Same-Store Communities	34,179	$ 190,243	$ 187,511	$ 184,358	$ 183,511	$ 180,027
Stabilized, Non-Mature Communities	4,448	28,383	27,702	25,916	8,903	6,097
Acquired Communities	-	-	-	-	-	-
Redevelopment Communities	2,101	11,277	11,471	11,756	11,773	11,562
Development Communities	-	1	1	-	-	-
Non-Residential / Other [2]	-	6,153	4,911	6,674	5,727	5,259
Total	**40,728**	**$ 236,057**	**$ 231,596**	**$ 228,704**	**$ 209,914**	**$ 202,945**
Expenses						
Same-Store Communities [3]		$ 54,732	$ 53,922	$ 53,380	$ 54,633	$ 51,878
Stabilized, Non-Mature Communities		7,786	8,224	7,637	2,906	2,418
Acquired Communities		-	-	-	-	-
Redevelopment Communities		3,260	3,290	3,224	3,348	3,171
Development Communities		76	80	39	56	9
Non-Residential / Other [2][3]		2,940	2,179	1,693	581	1,628
Total		**$ 68,794**	**$ 67,695**	**$ 65,973**	**$ 61,524**	**$ 59,104**
Net Operating Income						
Same-Store Communities		$ 135,511	$ 133,589	$ 130,978	$ 128,878	$ 128,149
Stabilized, Non-Mature Communities		20,597	19,478	18,279	5,997	3,679
Acquired Communities		-	-	-	-	-
Redevelopment Communities		8,017	8,181	8,532	8,425	8,391
Development Communities		(75)	(79)	(39)	(56)	(9)
Non-Residential / Other [2]		3,213	2,732	4,981	5,146	3,631
Total		**$ 167,263**	**$ 163,901**	**$ 162,731**	**$ 148,390**	**$ 143,841**
Operating Margin						
Same-Store Communities		71.2%	71.2%	71.0%	70.2%	71.2%
Average Physical Occupancy						
Same-Store Communities		96.6%	96.5%	96.6%	96.7%	96.9%
Stabilized, Non-Mature Communities		95.6%	94.1%	93.4%	87.3%	74.1%
Acquired Communities		-	-	-	-	-
Redevelopment Communities		91.6%	93.3%	95.2%	95.9%	95.9%
Development Communities		-	-	-	-	-
Other [4]		-	-	-	95.7%	96.3%
Total		**96.2%**	**96.1%**	**96.2%**	**96.2%**	**96.2%**
Return on Invested Capital						
Same-Store Communities		7.5%	7.5%	7.3%	7.3%	7.2%
Sold and Held for Disposition Communities						
Revenues	-	$ 111	$ 361	$ 5,648	$ 7,851	$ 9,819
Expenses		59	128	2,082	2,676	3,228
Net Operating Income/(loss)		$ 52	$ 233	$ 3,566	$ 5,175	$ 6,591
Total	40,728	$ 167,315	$ 164,134	$ 166,297	$ 153,565	$ 150,432

(1) See Attachment 16 for definition and other terms.

(2) Primarily non-residential revenue and expense and straight-line adjustment for concessions.

(3) Quarter ended June 30, 2016 was elevated due to a $2.2 million expense resulting from a higher-than-expected initial stabilized real estate tax assessment on a 2014, San Francisco, development completion. $1.1 million is included in Same-Store Communities expense as it related to the period of time that the community was in our Same-Store population while the remaining $1.1 million is in Non-Residential / Other expense.

(4) Includes occupancy of Sold and Held for Disposition Communities.



Attachment 6

UDR, Inc.
Same-Store Operating Expense Information [1]
(Dollars in Thousands)
(Unaudited)

Year-Over-Year Comparison	% of 2Q 2016 SS Operating Expenses	2Q 2016	2Q 2015	% Change
Real estate taxes [2][3]	38.4%	$ 21,031	$ 18,601	13.1%
Personnel	23.9%	13,084	13,220	-1.0%
Utilities	14.0%	7,658	7,893	-3.0%
Repair and maintenance	12.4%	6,806	6,781	0.4%
Administrative and marketing	6.6%	3,612	3,222	12.1%
Insurance	4.7%	2,541	2,161	17.6%
Same-Store operating expenses [3]	100.0%	$ 54,732	$ 51,878	5.5%
Same-Store Homes		34,179		

Sequential Comparison	% of 2Q 2016 SS Operating Expenses	2Q 2016	1Q 2016	% Change
Real estate taxes [2]	38.4%	$ 21,031	$ 19,918	5.6%
Personnel	23.9%	13,084	13,057	0.2%
Utilities	14.0%	7,658	8,768	-12.7%
Repair and maintenance	12.4%	6,806	6,779	0.4%
Administrative and marketing	6.6%	3,612	3,169	14.0%
Insurance	4.7%	2,541	2,231	13.9%
Same-Store operating expenses	100.0%	$ 54,732	$ 53,922	1.5%
Same-Store Homes		34,179		

Year-to-Date Comparison	% of YTD 2016 SS Operating Expenses	YTD 2016	YTD 2015	% Change
Real estate taxes [2][3]	37.8%	$ 40,927	$ 37,640	8.7%
Personnel	24.0%	25,986	25,717	1.0%
Utilities	15.1%	16,392	16,878	-2.9%
Repair and maintenance	12.5%	13,551	13,282	2.0%
Administrative and marketing	6.2%	6,745	6,407	5.3%
Insurance	4.4%	4,760	4,136	15.1%
Same-Store operating expenses [3]	100.0%	$ 108,361	$ 104,060	4.1%
Same-Store Homes		34,017		

(1) See Attachment 16 for definitions and other terms.

(2) 2Q 2016 and YTD 2016 Same Store Expense was elevated due to a $1.1 million expense resulting from a higher-than-expected initial stabilized real estate tax assessment on a 2014, San Francisco, development completion.

(3) 2Q 2016 and YTD 2016 presented above includes $70 thousand and $140 thousand of higher New York real estate taxes due to 421 exemption and abatement reductions. Had the Same Store Expense included 100% of the NY real estate taxes before 421 savings, in all periods presented, the percent change would have been as follows:

	2Q 2016 vs. 2Q 2015	YTD 2016 vs. YTD 2015
Real estate taxes	11.0%	7.3%
Same-Store operating expenses	5.1%	3.8%



Attachment 7(A)

UDR, Inc.
Apartment Home Breakout [1]
Portfolio Overview as of Quarter Ended
June 30, 2016
(Unaudited)

| | Total Same-Store Homes | Non-Mature Homes | | Total Consolidated Homes | Unconsolidated Joint Venture Operating Homes [4] | Total Homes (incl. JV) [4] |
		Stabilized [2]	Non-Stabil. / Other [3]			
West Region						
Orange County, CA	3,194	173	1,447	4,814	-	4,814
San Francisco, CA	2,230	328	193	2,751	447	3,198
Seattle, WA	2,014	-	71	2,085	555	2,640
Los Angeles, CA	1,225	-	-	1,225	151	1,376
Monterey Peninsula, CA	1,565	-	-	1,565	-	1,565
Other Southern CA	756	-	-	756	571	1,327
Portland, OR	476	-	-	476	-	476
	11,460	**501**	**1,711**	**13,672**	**1,724**	**15,396**
Mid-Atlantic Region						
Metropolitan DC	4,824	3,578	-	8,402	874	9,276
Baltimore, MD	2,122	-	-	2,122	379	2,501
Richmond, VA	1,358	-	-	1,358	-	1,358
	8,304	**3,578**	**-**	**11,882**	**1,253**	**13,135**
Northeast Region						
New York, NY	1,945	-	-	1,945	710	2,655
Boston, MA	1,179	369	-	1,548	1,302	2,850
Philadelphia, PA	-	-	-	-	290	290
	3,124	**369**	**-**	**3,493**	**2,302**	**5,795**
Southeast Region						
Orlando, FL	2,500	-	-	2,500	-	2,500
Tampa, FL	2,287	-	-	2,287	-	2,287
Nashville, TN	2,260	-	-	2,260	-	2,260
Other Florida	636	-	-	636	-	636
	7,683	**-**	**-**	**7,683**	**-**	**7,683**
Southwest Region						
Dallas, TX	2,725	-	-	2,725	1,382	4,107
Austin, TX	883	-	390	1,273	259	1,532
Denver, CO	-	-	-	-	223	223
	3,608	**-**	**390**	**3,998**	**1,864**	**5,862**
Totals	**34,179**	**4,448**	**2,101**	**40,728**	**7,143**	**47,871**
Communities	**118**	**10**	**4**	**132**	**29**	**161**

Total Homes (incl. joint ventures) [4]	47,871

Homes in Development, Excluding Completed Homes [5]

Current Pipeline Wholly-Owned	1,101
Current Pipeline Joint Venture [6]	876
Current Pipeline Preferred Equity Investments [6]	1,533
Total expected homes (including development)	**51,381**

(1) See Attachment 16 for definitions and other terms.

(2) Represents homes included in Stabilized, Non-Mature Communities category on Attachment 5.

(3) Represents homes included in Acquired, Development, Redevelopment, Non-Residential/Other and Sold and Held for Disposition Communities categories on Attachment 5. Excludes development homes not yet completed.

(4) Represents joint venture homes at 100 percent. See Attachment 12 for UDR's joint venture and partnership ownership interests.

(5) See Attachments 9(A) and 9(B) for details of our development communities.

(6) Represents joint venture and preferred equity investment homes at 100 percent. Excludes 218 homes at Steele Creek where we have a participating loan investment. See Attachments 9(A) and 9(B) for UDR's developments and ownership interests.



Attachment 7(B)

UDR, Inc.
Non-Mature Home Summary [1]
Portfolio Overview as of Quarter Ended
June 30, 2016
(Unaudited)

Non-Mature Home Breakout - By Region (includes development homes that have been completed)

Community	Category	# of Homes	Same-Store Date [2]	Community	Category	# of Homes	Same-Store Date [2]
West Region				**Mid-Atlantic Region**			
Orange County, CA				**Metropolitan D.C.**			
Beach & Ocean	Stabilized, Non-Mature	173	4Q16	DelRay Tower	Stabilized, Non-Mature	332	1Q17
Coronado	Redevelopment	1,447	2Q18	1200 East West	Stabilized, Non-Mature	247	1Q17
				Courts at Huntington Station	Stabilized, Non-Mature	421	1Q17
San Francisco, CA				Eleven55 Ripley	Stabilized, Non-Mature	379	1Q17
2000 Post	Stabilized, Non-Mature	328	1Q17	Arbor Park of Alexandria	Stabilized, Non-Mature	851	2Q17
Edgewater	Redevelopment	193	2Q18	Courts at Dulles	Stabilized, Non-Mature	411	1Q17
				Newport Village	Stabilized, Non-Mature	937	1Q17
Seattle, WA							
Borgata Apartment Homes	Redevelopment	71	2Q18	**Northeast Region**			
				Boston, MA			
				100 Pier 4	Stabilized, Non-Mature	369	1Q17
				Southwest Region			
				Austin, TX			
				Residences at the Domain	Redevelopment	390	2Q18
				Total		**6,549**	

Non-Mature Home Breakout - By Date (quarter indicates date of Same-Store inclusion)

Date & Community	Category	# of Homes		Date & Community	Category	# of Homes
4Q16				**2Q17**		
Beach & Ocean	Stabilized, Non-Mature	173		Arbor Park of Alexandria	Stabilized, Non-Mature	851
1Q17				**2Q18**		
DelRay Tower	Stabilized, Non-Mature	332		Edgewater	Redevelopment	193
100 Pier 4	Stabilized, Non-Mature	369		Borgata Apartment Homes	Redevelopment	71
1200 East West	Stabilized, Non-Mature	247		Coronado	Redevelopment	1,447
Courts at Huntington Station	Stabilized, Non-Mature	421		Residences at the Domain	Redevelopment	390
Eleven55 Ripley	Stabilized, Non-Mature	379				
Courts at Dulles	Stabilized, Non-Mature	411				
Newport Village	Stabilized, Non-Mature	937				
2000 Post	Stabilized, Non-Mature	328				
				Total		**6,549**

Summary of Non-Mature Home Activity

	Market	Stabilized, Non-Mature	Acquired	Redevelopment	Development	Held for Disposition	Total
Non-Mature Homes at March 31, 2016		4,610	-	2,101	-	-	6,711
Lightbox [3]	Seattle, WA	(162)	-	-	-	-	(162)
Non-Mature Homes at June 30, 2016		**4,448**	**-**	**2,101**	**-**	**-**	**6,549**

(1) See Attachment 16 for definitions and other terms.
(2) Estimated Same-Store quarter represents the quarter UDR anticipates contributing the community to the QTD Same-Store pool.
(3) Contributed the community to the QTD Same-Store pool in 2Q16.



Attachment 7(C)

UDR, Inc.
Total Revenue Per Occupied Home Summary [1]
Portfolio Overview as of Quarter Ended
June 30, 2016
(Unaudited)

| | Total Same-Store Homes | Non-Mature Homes | | Total Consolidated Homes | Unconsolidated Joint Venture Operating Homes [5] | Total Homes (incl. pro rata JV) [5] |
		Stabilized [2]	Non-Stabilized [3] [4]			
West Region						
Orange County, CA	$ 2,227	$ 2,408	$ 1,804	$ 2,108	$ -	$ 2,108
San Francisco, CA	3,318	3,525	4,065	3,391	4,548	3,421
Seattle, WA	1,995	-	2,271	2,003	3,583	2,187
Los Angeles, CA	2,614	-	-	2,614	3,904	2,613
Monterey Peninsula, CA	1,487	-	-	1,487	-	1,487
Other Southern CA	1,723	-	-	1,723	3,010	2,076
Portland, OR	1,462	-	-	1,462	-	1,462
Mid-Atlantic Region						
Metropolitan DC	1,958	1,911	-	1,938	2,776	1,968
Baltimore, MD	1,500	-	-	1,500	1,751	1,521
Richmond, VA	1,265	-	-	1,265	-	1,265
Northeast Region						
New York, NY	4,253	-	-	4,253	4,723	4,324
Boston, MA	2,469	4,046	-	1,840	2,415	2,714
Philadelphia, PA	-	-	-	-	3,352	3,352
Southeast Region						
Orlando, FL	1,182	-	-	1,182	-	1,182
Tampa, FL	1,284	-	-	1,284	-	1,284
Nashville, TN	1,194	-	-	1,194	-	1,194
Other Florida	1,490	-	-	1,490	-	1,490
Southwest Region						
Dallas, TX	1,248	-	-	1,248	1,867	1,371
Austin, TX	1,349	-	1,440	1,375	4,216	1,641
Denver, CO	-	-	-	-	3,301	3,301
Weighted Average	**$ 1,921**	**$ 2,226**	**$ 1,953**	**$ 1,956**	**$ 2,916**	**$ 2,027**

(1) See Attachment 16 for definitions and other terms.

(2) Represents homes included in Stabilized, Non-Mature Communities category on Attachment 5.

(3) Represents homes included in Acquired, Development, Redevelopment, Non-Residential/Other and Sold and Held for Disposition Communities categories on Attachment 5.

(4) Development revenue per occupied home can be affected by the timing of home deliveries during a quarter and the effects of upfront rental rate concessions on cash-based calculations.

(5) Represents joint ventures at UDR's pro-rata ownership interests. See Attachment 12 for UDR's joint venture and partnership ownership interests.





Attachment 7(D)

UDR, Inc.
Net Operating Income Breakout By Market (1)
June 30, 2016
(Dollars in Thousands)
(Unaudited)

Percent of Total NOI by Region

West:	38.4%
Mid-Atlantic:	24.9%
Northeast:	19.8%
Southeast:	10.3%
Southwest:	6.6%

	Three Months Ended June 30, 2016			
	Same-Store	Non Same-Store (2)	Pro-Rata Share of JVs (3)	Total
Net Operating Income	$ 135,511	$ 31,752	$ 18,279	$ 185,542

Region	Three Months Ended June 30, 2016 As a % of NOI Same-Store	Total
West Region		
Orange County, CA	11.7%	12.0%
San Francisco, CA	11.2%	10.6%
Seattle, WA	6.3%	6.2%
Los Angeles, CA	4.8%	3.7%
Monterey Peninsula, CA	3.7%	2.7%
Other Southern CA	2.0%	2.4%
Portland, OR	1.1%	0.8%
	40.8%	**38.4%**
Mid-Atlantic Region		
Metropolitan DC	14.1%	19.0%
Baltimore, MD	4.8%	3.9%
Richmond, VA	2.7%	2.0%
	21.6%	**24.9%**

Region	Three Months Ended June 30, 2016 As a % of NOI Same-Store	Total
Northeast Region		
New York, NY	12.9%	12.1%
Boston, MA	4.6%	7.0%
Philadelphia, PA	0.0%	0.7%
	17.5%	**19.8%**
Southeast Region		
Orlando, FL	4.4%	3.2%
Tampa, FL	4.2%	3.1%
Nashville, TN	4.2%	3.0%
Other Florida	1.3%	1.0%
	14.1%	**10.3%**
Southwest Region		
Dallas, TX	4.5%	4.3%
Austin, TX	1.5%	2.0%
Denver, CO	0.0%	0.3%
	6.0%	**6.6%**
Total	**100.0%**	**100.0%**

(1) See Attachment 16 for definitions and other terms.

(2) Excludes results from Sold and Held for Disposition Communities.

(3) Includes UDR's pro rata share of joint venture and partnership NOI.



Attachment 8(A)

UDR, Inc.
Same-Store Operating Information By Major Market [1]
Current Quarter vs. Prior Year Quarter
June 30, 2016
(Unaudited)

| | Total Same-Store Homes | % of Same-Store Portfolio Based on 2Q 2016 NOI | Same-Store | | | | | |
| | | | Physical Occupancy | | | Total Revenue per Occupied Home | | |
			2Q 16	2Q 15	Change	2Q 16	2Q 15	Change
West Region								
Orange County, CA	3,194	11.7%	95.8%	95.4%	0.4%	$ 2,227	$ 2,055	8.4%
San Francisco, CA	2,230	11.2%	96.1%	97.0%	-0.9%	3,318	3,092	7.3%
Seattle, WA	2,014	6.3%	96.6%	97.2%	-0.6%	1,995	1,828	9.1%
Los Angeles, CA	1,225	4.8%	94.4%	95.6%	-1.2%	2,614	2,453	6.6%
Monterey Peninsula, CA	1,565	3.7%	97.4%	97.5%	-0.1%	1,487	1,311	13.4%
Other Southern CA	756	2.0%	95.4%	96.4%	-1.0%	1,723	1,622	6.2%
Portland, OR	476	1.1%	97.7%	97.5%	0.2%	1,462	1,268	15.3%
	11,460	**40.8%**	**96.1%**	**96.5%**	**-0.4%**	**2,271**	**2,096**	**8.4%**
Mid-Atlantic Region								
Metropolitan DC	4,824	14.1%	96.9%	96.9%	0.0%	1,958	1,924	1.8%
Baltimore, MD	2,122	4.8%	97.0%	97.3%	-0.3%	1,500	1,483	1.1%
Richmond, VA	1,358	2.7%	96.8%	96.9%	-0.1%	1,265	1,236	2.3%
	8,304	**21.6%**	**96.9%**	**97.0%**	**-0.1%**	**1,728**	**1,699**	**1.7%**
Northeast Region								
New York, NY	1,945	12.9%	96.9%	97.6%	-0.7%	4,253	4,035	5.4%
Boston, MA	1,179	4.6%	96.7%	97.1%	-0.4%	2,469	2,316	6.6%
	3,124	**17.5%**	**96.8%**	**97.4%**	**-0.6%**	**3,581**	**3,388**	**5.7%**
Southeast Region								
Orlando, FL	2,500	4.4%	96.5%	97.0%	-0.5%	1,182	1,098	7.7%
Tampa, FL	2,287	4.2%	96.6%	97.0%	-0.4%	1,284	1,194	7.5%
Nashville, TN	2,260	4.2%	97.7%	97.3%	0.4%	1,194	1,103	8.3%
Other Florida	636	1.3%	96.0%	96.6%	-0.6%	1,490	1,427	4.4%
	7,683	**14.1%**	**96.9%**	**97.1%**	**-0.2%**	**1,240**	**1,155**	**7.4%**
Southwest Region								
Dallas, TX	2,725	4.5%	96.4%	97.0%	-0.6%	1,248	1,181	5.7%
Austin, TX	883	1.5%	96.5%	97.6%	-1.1%	1,349	1,289	4.7%
	3,608	**6.0%**	**96.4%**	**97.1%**	**-0.7%**	**1,273**	**1,208**	**5.4%**
Total/Weighted Avg.	**34,179**	**100.0%**	**96.6%**	**96.9%**	**-0.3%**	**$ 1,921**	**$ 1,812**	**6.0%**

(1) See Attachment 16 for definitions and other terms.



Attachment 8(B)

UDR, Inc.
Same-Store Operating Information By Major Market [1]
Current Quarter vs. Prior Year Quarter
June 30, 2016
(Unaudited)

	Total Same-Store Homes	Same-Store ($000s)								
		Revenues			Expenses			Net Operating Income		
		2Q 16	2Q 15	Change	2Q 16	2Q 15	Change	2Q 16	2Q 15	Change
West Region										
Orange County, CA	3,194	$ 20,444	$ 18,781	8.9%	$ 4,697	$ 4,777	-1.7%	$ 15,747	$ 14,004	12.4%
San Francisco, CA	2,230	21,334	20,067	6.3%	6,111	4,592	33.1% [2]	15,223	15,475	-1.6%
Seattle, WA	2,014	11,645	10,733	8.5%	3,165	3,016	4.9%	8,480	7,717	9.9%
Los Angeles, CA	1,225	9,068	8,617	5.2%	2,564	2,267	13.1%	6,504	6,350	2.4%
Monterey Peninsula, CA	1,565	6,802	5,999	13.4%	1,769	1,603	10.4%	5,033	4,396	14.5%
Other Southern CA	756	3,727	3,547	5.1%	992	963	3.0%	2,735	2,584	5.9%
Portland, OR	476	2,040	1,766	15.5%	497	511	-2.9%	1,543	1,255	23.0%
	11,460	**75,060**	**69,510**	**8.0%**	**19,795**	**17,729**	**11.7%**	**55,265**	**51,781**	**6.7%**
Mid-Atlantic Region										
Metropolitan DC	4,824	27,455	26,977	1.8%	8,354	8,750	-4.5%	19,101	18,227	4.8%
Baltimore, MD	2,122	9,264	9,185	0.9%	2,753	2,639	4.3%	6,511	6,546	-0.5%
Richmond, VA	1,358	4,987	4,879	2.2%	1,298	1,196	8.5%	3,689	3,683	0.1%
	8,304	**41,706**	**41,041**	**1.6%**	**12,405**	**12,585**	**-1.4%**	**29,301**	**28,456**	**3.0%**
Northeast Region										
New York, NY	1,945	24,046	22,980	4.6%	6,617	6,380	3.7% [3]	17,429	16,600	5.0% [3]
Boston, MA	1,179	8,444	7,955	6.1%	2,196	2,147	2.3%	6,248	5,808	7.6%
	3,124	**32,490**	**30,935**	**5.0%**	**8,813**	**8,527**	**3.3%**	**23,677**	**22,408**	**5.7%**
Southeast Region										
Orlando, FL	2,500	8,558	7,991	7.1%	2,615	2,484	5.3%	5,943	5,507	7.9%
Tampa, FL	2,287	8,508	7,945	7.1%	2,830	2,805	0.9%	5,678	5,140	10.5%
Nashville, TN	2,260	7,907	7,277	8.7%	2,245	2,175	3.3%	5,662	5,102	11.0%
Other Florida	636	2,729	2,631	3.7%	931	954	-2.5%	1,798	1,677	7.2%
	7,683	**27,702**	**25,844**	**7.2%**	**8,621**	**8,418**	**2.4%**	**19,081**	**17,426**	**9.5%**
Southwest Region										
Dallas, TX	2,725	9,836	9,365	5.0%	3,677	3,260	12.8%	6,159	6,105	0.9%
Austin, TX	883	3,449	3,332	3.5%	1,421	1,359	4.6%	2,028	1,973	2.8%
	3,608	**13,285**	**12,697**	**4.6%**	**5,098**	**4,619**	**10.4%**	**8,187**	**8,078**	**1.3%**
Totals	**34,179**	**$ 190,243**	**$ 180,027**	**5.7%**	**$ 54,732**	**$ 51,878**	**5.5%** [3]	**$ 135,511**	**$ 128,149**	**5.7%** [3]

(1) See Attachment 16 for definitions and other terms.

(2) 2Q16 Same Store Expense was elevated due to a $1.1 million expense resulting from a higher-than-expected initial stabilized real estate tax assessment on a 2014, San Francisco, development completion.

(3) 2Q16 presented above includes $70 thousand of higher New York real estate taxes due to 421 exemption and abatement reductions. Had the Same Store Expense included 100% of the NY real estate taxes before 421 savings, in all periods presented, the percent change in Total Same Store expense and NOI would have been 5.1% and 5.9%, respectively; and the percent change in New York expense and NOI would have been 1.8% and 6.5%, respectively.



Attachment 8(C)

UDR, Inc.
Same-Store Operating Information By Major Market [1]
Current Quarter vs. Last Quarter
June 30, 2016
(Unaudited)

	Total Same-Store Homes	Same-Store					
		Physical Occupancy			Total Revenue per Occupied Home		
		2Q 16	1Q 16	Change	2Q 16	1Q 16	Change
West Region							
Orange County, CA	3,194	**95.8%**	96.1%	-0.3%	**$ 2,227**	$ 2,187	1.8%
San Francisco, CA	2,230	**96.1%**	96.5%	-0.4%	**3,318**	3,302	0.5%
Seattle, WA	2,014	**96.6%**	96.5%	0.1%	**1,995**	1,930	3.4%
Los Angeles, CA	1,225	**94.4%**	94.7%	-0.3%	**2,614**	2,612	0.1%
Monterey Peninsula, CA	1,565	**97.4%**	95.8%	1.6%	**1,487**	1,452	2.4%
Other Southern CA	756	**95.4%**	95.4%	0.0%	**1,723**	1,687	2.1%
Portland, OR	476	**97.7%**	97.1%	0.6%	**1,462**	1,428	2.4%
	11,460	**96.1%**	**96.1%**	**0.0%**	**2,271**	**2,240**	**1.4%**
Mid-Atlantic Region							
Metropolitan DC	4,824	**96.9%**	96.6%	0.3%	**1,958**	1,936	1.1%
Baltimore, MD	2,122	**97.0%**	96.8%	0.2%	**1,500**	1,493	0.5%
Richmond, VA	1,358	**96.8%**	96.3%	0.5%	**1,265**	1,257	0.6%
	8,304	**96.9%**	**96.6%**	**0.3%**	**1,728**	**1,712**	**0.9%**
Northeast Region							
New York, NY	1,945	**96.9%**	97.3%	-0.4%	**4,253**	4,201	1.2%
Boston, MA	1,179	**96.7%**	96.0%	0.7%	**2,469**	2,420	2.0%
	3,124	**96.8%**	**96.8%**	**0.0%**	**3,581**	**3,534**	**1.3%**
Southeast Region							
Orlando, FL	2,500	**96.5%**	96.6%	-0.1%	**1,182**	1,158	2.1%
Tampa, FL	2,287	**96.6%**	96.7%	-0.1%	**1,284**	1,265	1.5%
Nashville, TN	2,260	**97.7%**	97.2%	0.5%	**1,194**	1,160	2.9%
Other Florida	636	**96.0%**	95.8%	0.2%	**1,490**	1,481	0.6%
	7,683	**96.9%**	**96.7%**	**0.2%**	**1,240**	**1,217**	**1.9%**
Southwest Region							
Dallas, TX	2,725	**96.4%**	97.0%	-0.6%	**1,248**	1,231	1.4%
Austin, TX	883	**96.5%**	96.8%	-0.3%	**1,349**	1,319	2.3%
	3,608	**96.4%**	**97.0%**	**-0.6%**	**1,273**	**1,253**	**1.6%**
Total/Weighted Avg.	**34,179**	**96.6%**	**96.5%**	**0.1%**	**$ 1,921**	**$ 1,895**	**1.4%**

(1) See Attachment 16 for definitions and other terms.



Attachment 8(D)

UDR, Inc.
Same-Store Operating Information By Major Market [1]
Current Quarter vs. Last Quarter
June 30, 2016
(Unaudited)

	Total Same-Store Homes	Same-Store ($000s)								
		Revenues			Expenses			Net Operating Income		
		2Q 16	1Q 16	Change	2Q 16	1Q 16	Change	2Q 16	1Q 16	Change
West Region										
Orange County, CA	3,194	$ 20,444	$ 20,134	1.5%	$ 4,697	$ 4,517	4.0%	$ 15,747	$ 15,617	0.8%
San Francisco, CA	2,230	21,334	21,320	0.1%	6,111	4,922	24.2% [2]	15,223	16,398	-7.2%
Seattle, WA	2,014	11,645	11,254	3.5%	3,165	3,149	0.5%	8,480	8,105	4.6%
Los Angeles, CA	1,225	9,068	9,089	-0.2%	2,564	2,553	0.4%	6,504	6,536	-0.5%
Monterey Peninsula, CA	1,565	6,802	6,530	4.2%	1,769	1,731	2.2%	5,033	4,799	4.9%
Other Southern CA	756	3,727	3,650	2.1%	992	1,024	-3.2%	2,735	2,626	4.2%
Portland, OR	476	2,040	1,980	3.0%	497	484	2.5%	1,543	1,496	3.2%
	11,460	75,060	73,957	1.5%	19,795	18,380	7.7%	55,265	55,577	-0.6%
Mid-Atlantic Region										
Metropolitan DC	4,824	27,455	27,070	1.4%	8,354	8,996	-7.1%	19,101	18,074	5.7%
Baltimore, MD	2,122	9,264	9,202	0.7%	2,753	2,782	-1.0%	6,511	6,420	1.4%
Richmond, VA	1,358	4,987	4,932	1.1%	1,298	1,371	-5.3%	3,689	3,561	3.6%
	8,304	41,706	41,204	1.2%	12,405	13,149	-5.7%	29,301	28,055	4.4%
Northeast Region										
New York, NY	1,945	24,046	23,853	0.8%	6,617	6,880	-3.8%	17,429	16,973	2.7%
Boston, MA	1,179	8,444	8,217	2.8%	2,196	2,257	-2.7%	6,248	5,960	4.8%
	3,124	32,490	32,070	1.3%	8,813	9,137	-3.5%	23,677	22,933	3.2%
Southeast Region										
Orlando, FL	2,500	8,558	8,392	2.0%	2,615	2,484	5.2%	5,943	5,908	0.6%
Tampa, FL	2,287	8,508	8,393	1.4%	2,830	2,756	2.7%	5,678	5,637	0.7%
Nashville, TN	2,260	7,907	7,645	3.4%	2,245	2,172	3.4%	5,662	5,473	3.4%
Other Florida	636	2,729	2,707	0.8%	931	928	0.3%	1,798	1,779	1.1%
	7,683	27,702	27,137	2.1%	8,621	8,340	3.4%	19,081	18,797	1.5%
Southwest Region										
Dallas, TX	2,725	9,836	9,762	0.8%	3,677	3,466	6.1%	6,159	6,296	-2.2%
Austin, TX	883	3,449	3,381	2.0%	1,421	1,450	-2.0%	2,028	1,931	5.0%
	3,608	13,285	13,143	1.1%	5,098	4,916	3.7%	8,187	8,227	-0.5%
Total	34,179	$ 190,243	$ 187,511	1.5%	$ 54,732	$ 53,922	1.5%	$ 135,511	$ 133,589	1.4%

(1) See Attachment 16 for definitions and other terms.
(2) 2Q16 Same Store Expense was elevated due to a $1.1 million expense resulting from a higher-than-expected initial stabilized real estate tax assessment on a 2014, San Francisco, development completion.



Attachment 8(E)

UDR, Inc.
Same-Store Operating Information By Major Market [1]
Current Year-to-Date vs. Prior Year-to-Date
June 30, 2016
(Unaudited)

| | Total Same-Store Homes | % of Same-Store Portfolio Based on YTD 2016 NOI | Same-Store | | | | | |
| | | | Physical Occupancy | | | Total Revenue per Occupied Home | | |
			YTD 16	YTD 15	Change	YTD 16	YTD 15	Change
West Region								
Orange County, CA	3,194	11.7%	**96.0%**	95.6%	0.4%	$ **2,206**	$ 2,039	8.2%
San Francisco, CA	2,230	11.7%	**96.3%**	97.1%	-0.8%	**3,310**	3,042	8.8%
Seattle, WA	1,852	5.7%	**96.7%**	97.1%	-0.4%	**1,983**	1,818	9.1%
Los Angeles, CA	1,225	4.9%	**94.6%**	95.3%	-0.7%	**2,611**	2,423	7.8%
Monterey Peninsula, CA	1,565	3.7%	**96.6%**	97.3%	-0.7%	**1,470**	1,288	14.1%
Other Southern CA	756	2.0%	**95.4%**	96.4%	-1.0%	**1,705**	1,614	5.6%
Portland, OR	476	1.1%	**97.4%**	98.0%	-0.6%	**1,445**	1,247	15.9%
	11,298	**40.8%**	**96.1%**	**96.5%**	**-0.4%**	**2,263**	**2,076**	**9.0%**
Mid-Atlantic Region								
Metropolitan DC	4,824	13.9%	**96.8%**	96.8%	0.0%	**1,946**	1,909	1.9%
Baltimore, MD	2,122	4.8%	**96.9%**	97.2%	-0.3%	**1,497**	1,476	1.4%
Richmond, VA	1,358	2.7%	**96.6%**	96.4%	0.2%	**1,260**	1,230	2.4%
	8,304	**21.4%**	**96.8%**	**96.8%**	**0.0%**	**1,719**	**1,687**	**1.9%**
Northeast Region								
New York, NY	1,945	12.8%	**97.1%**	97.4%	-0.3%	**4,227**	4,005	5.5%
Boston, MA	1,179	4.6%	**96.3%**	96.5%	-0.2%	**2,446**	2,301	6.3%
	3,124	**17.4%**	**96.8%**	**97.1%**	**-0.3%**	**3,558**	**3,366**	**5.7%**
Southeast Region								
Orlando, FL	2,500	4.4%	**96.6%**	96.8%	-0.2%	**1,170**	1,084	7.9%
Tampa, FL	2,287	4.2%	**96.7%**	97.0%	-0.3%	**1,274**	1,183	7.7%
Nashville, TN	2,260	4.3%	**97.4%**	97.2%	0.2%	**1,178**	1,094	7.7%
Other Florida	636	1.3%	**95.9%**	96.7%	-0.8%	**1,485**	1,414	5.0%
	7,683	**14.2%**	**96.8%**	**97.0%**	**-0.2%**	**1,229**	**1,144**	**7.5%**
Southwest Region								
Dallas, TX	2,725	4.7%	**96.7%**	97.1%	-0.4%	**1,240**	1,171	5.9%
Austin, TX	883	1.5%	**96.6%**	97.1%	-0.5%	**1,335**	1,279	4.4%
	3,608	**6.2%**	**96.7%**	**97.1%**	**-0.4%**	**1,263**	**1,197**	**5.5%**
Total/Weighted Avg.	**34,017**	**100.0%**	**96.6%**	**96.8%**	**-0.2%**	$ **1,909**	$ **1,795**	**6.3%**

(1) See Attachment 16 for definitions and other terms.



Attachment 8(F)

UDR, Inc.
Same-Store Operating Information By Major Market [1]
Current Year-to-Date vs. Prior Year-to-Date
June 30, 2016
(Unaudited)

	Total Same-Store Homes	Same-Store ($000s)								
		Revenues			Expenses			Net Operating Income		
		YTD 16	YTD 15	Change	YTD 16	YTD 15	Change	YTD 16	YTD 15	Change
West Region										
Orange County, CA	3,194	$ 40,578	$ 37,353	8.6%	$ 9,213	$ 9,486	-2.9%	$ 31,365	$ 27,867	12.6%
San Francisco, CA	2,230	42,654	39,519	7.9%	11,033	9,190	20.1% [2]	31,621	30,329	4.3%
Seattle, WA	1,852	21,305	19,616	8.6%	6,022	5,667	6.3%	15,283	13,949	9.6%
Los Angeles, CA	1,225	18,156	16,971	7.0%	5,117	4,663	9.7%	13,039	12,308	5.9%
Monterey Peninsula, CA	1,565	13,333	11,771	13.3%	3,500	3,253	7.6%	9,833	8,518	15.4%
Other Southern CA	756	7,377	7,058	4.5%	2,016	1,850	9.0%	5,361	5,208	2.9%
Portland, OR	476	4,020	3,489	15.2%	981	950	3.2%	3,039	2,539	19.7%
	11,298	**147,423**	**135,777**	**8.6%**	**37,882**	**35,059**	**8.1%**	**109,541**	**100,718**	**8.8%**
Mid-Atlantic Region										
Metropolitan DC	4,824	54,525	53,491	1.9%	17,349	17,596	-1.4%	37,176	35,895	3.6%
Baltimore, MD	2,122	18,466	18,265	1.1%	5,536	5,346	3.6%	12,930	12,919	0.1%
Richmond, VA	1,358	9,919	9,662	2.7%	2,668	2,487	7.3%	7,251	7,175	1.0%
	8,304	**82,910**	**81,418**	**1.8%**	**25,553**	**25,429**	**0.5%**	**57,357**	**55,989**	**2.4%**
Northeast Region										
New York, NY	1,945	47,899	45,521	5.2%	13,497	12,739	5.9% [3]	34,402	32,782	4.9% [3]
Boston, MA	1,179	16,661	15,709	6.1%	4,454	4,550	-2.1%	12,207	11,159	9.4%
	3,124	**64,560**	**61,230**	**5.4%**	**17,951**	**17,289**	**3.8%**	**46,609**	**43,941**	**6.1%**
Southeast Region										
Orlando, FL	2,500	16,950	15,742	7.7%	5,099	4,919	3.7%	11,851	10,823	9.5%
Tampa, FL	2,287	16,901	15,744	7.3%	5,587	5,564	0.4%	11,314	10,180	11.1%
Nashville, TN	2,260	15,552	14,422	7.8%	4,417	4,491	-1.6%	11,135	9,931	12.1%
Other Florida	636	5,436	5,218	4.2%	1,859	1,840	1.0%	3,577	3,378	5.9%
	7,683	**54,839**	**51,126**	**7.3%**	**16,962**	**16,814**	**0.9%**	**37,877**	**34,312**	**10.4%**
Southwest Region										
Dallas, TX	2,725	19,598	18,588	5.4%	7,142	6,727	6.2%	12,456	11,861	5.0%
Austin, TX	883	6,830	6,583	3.8%	2,871	2,742	4.7%	3,959	3,841	3.1%
	3,608	**26,428**	**25,171**	**5.0%**	**10,013**	**9,469**	**5.8%**	**16,415**	**15,702**	**4.5%**
Totals	**34,017**	**$ 376,160**	**$ 354,722**	**6.0%**	**$ 108,361**	**$ 104,060**	**4.1%** [3]	**$ 267,799**	**$ 250,662**	**6.8%** [3]

(1) See Attachment 16 for definitions and other terms.

(2) YTD16 Same Store Expense was elevated due to a $1.1 million expense resulting from a higher-than-expected initial stabilized real estate tax assessment on a 2014, San Francisco, development completion.

(3) 2016 presented above includes $140 thousand of higher New York real estate taxes due to 421 exemption and abatement reductions. Had the Same Store Expense included 100% of the NY real estate taxes before 421 savings, in all periods presented, the percent change in Total Same Store expense and NOI would have been 3.8% and 7.1%, respectively; and the percent change in New York expense and NOI would have been 3.4% and 6.5%, respectively.



Attachment 8(G)

UDR, Inc.
Same-Store Operating Information By Major Market [1]
June 30, 2016
(Unaudited)

	Effective New Lease Rate Growth	Effective Renewal Lease Rate Growth	Annualized Turnover [2]			
	2Q 2016	2Q 2016	2Q 2016	2Q 2015	YTD 2016	YTD 2015
West Region						
Orange County, CA	5.9%	7.1%	**65.3%**	64.3%	**53.6%**	54.6%
San Francisco, CA	3.5%	7.3%	**63.5%**	61.7%	**55.5%**	51.7%
Seattle, WA	8.9%	8.5%	**59.5%**	57.2%	**51.8%**	49.8%
Los Angeles, CA	-0.1%	4.5%	**59.6%**	51.7%	**56.5%**	47.0%
Monterey Peninsula, CA	13.5%	10.3%	**55.6%**	60.5%	**52.9%**	48.1%
Other Southern CA	8.0%	6.9%	**53.1%**	64.2%	**52.5%**	56.5%
Portland, OR	9.8%	8.2%	**66.6%**	55.6%	**58.6%**	51.4%
Mid-Atlantic Region						
Metropolitan DC	1.7%	4.7%	**47.1%**	48.4%	**42.6%**	42.3%
Baltimore, MD	-0.3%	3.6%	**58.2%**	50.5%	**50.5%**	43.4%
Richmond, VA	3.6%	4.1%	**56.1%**	58.8%	**49.5%**	52.6%
Northeast Region						
New York, NY	1.9%	5.6%	**49.3%**	46.6%	**34.4%**	38.2%
Boston, MA	5.9%	7.3%	**50.0%**	52.7%	**43.4%**	44.1%
Southeast Region						
Orlando, FL	4.9%	7.9%	**59.0%**	57.3%	**50.3%**	49.7%
Tampa, FL	6.2%	7.3%	**61.2%**	60.2%	**52.8%**	53.3%
Nashville, TN	6.5%	5.3%	**57.0%**	59.6%	**51.0%**	53.2%
Other Florida	4.1%	5.1%	**47.9%**	60.5%	**42.3%**	45.4%
Southwest Region						
Dallas, TX	6.7%	6.9%	**59.9%**	56.7%	**52.2%**	52.0%
Austin, TX	4.6%	6.0%	**51.8%**	46.8%	**48.8%**	43.2%
Total/Weighted Avg.	**4.4%**	**6.3%**	**56.8%**	**56.0%**	**49.5%**	**48.5%**
Percentage of Total Repriced Homes	**51.8%**	**48.2%**				

	2Q 2016	2Q 2015
Total Combined New and Renewal Lease Rate Growth	**5.3%**	**7.4%**

(1) See Attachment 16 for definitions and other terms.
(2) 2Q16 same-store home count: 34,179. YTD 2016 same-store home count: 34,017.



Attachment 9(A)

UDR, Inc.
Development Summary [1] [2]
June 30, 2016
(Dollars in Thousands)
(Unaudited)

Wholly-Owned

Community	Location	# of Homes	Compl. Homes	Cost to Date	Budgeted Cost	Est. Cost per Home	Project Debt	Schedule Start	Initial Occ.	Compl.	Percentage Leased	Occupied
Projects Under Construction												
The Residences at Pacific City	Huntington Beach, CA	516	-	$ 176,707	$ 342,000	$ 663	$ -	2Q15	2Q17	1Q18	-	-
345 Harrison Street	Boston, MA	585	-	62,231	366,500	626 [3]	-	1Q16	3Q18	1Q19	-	-
Total		**1,101**	**-**	**$ 238,938**	**$ 708,500**	**$ 644**	**$ -**					
Completed Projects, Non-Stabilized												
N/A	N/A	-	-	$ -	$ -	$ -	$ -	N/A	N/A	N/A	-	-
Total - Wholly Owned		**1,101**	**-**	**$ 238,938**	**$ 708,500**	**$ 644**	**$ -**					

Net Operating Income From Wholly-Owned Projects

	2Q 16
Projects Under Construction	$ (75)
Completed, Non-Stabilized	-
Total	**$ (75)**

UDR's Capitalized Interest on Wholly-Owned Development Projects

2Q 16
$ 2,006

Unconsolidated Joint Ventures and Partnerships [8]

Community	Location	Own. Interest	# of Homes	Compl. Homes	Cost to Date [9]	Budgeted Cost	Project Debt [10]	Schedule Start	Initial Occ.	Compl.	Percentage Leased	Occupied
Projects Under Construction												
Residences on Jamboree	Irvine, CA	50%	381	-	$ 96,954	$ 125,000	$ 30,386	3Q14	3Q16	1Q17	-	-
3033 Wilshire	Los Angeles, CA	50%	190	-	95,777	107,000 [5]	33,627	4Q14	4Q16	1Q17	-	-
Verve Mountain View	Mountain View, CA	50%	155	-	58,759	99,000 [6]	14,129	1Q15	1Q17	2Q17	-	-
Crescent Heights	Los Angeles, CA	50%	150	-	31,941	126,000 [7]	-	2Q16	3Q18	3Q18	-	-
Total			**876**	**-**	**$ 283,431**	**$ 457,000**	**$ 78,142**					
Completed Projects, Non-Stabilized												
399 Fremont	San Francisco, CA	51%	447	447	$ 315,149	$ 317,700 [4]	$ 157,859	1Q14	1Q16	2Q16	49.9%	42.5%
Total - Unconsolidated Joint Ventures and Partnerships			**1,323**	**447**	**$ 598,580**	**$ 774,700**	**$ 236,001**					

UDR's Capitalized Interest on Unconsolidated Development Projects

2Q 16
$ 1,080

Projected Weighted Average Stabilized Yield on Development Projects Over Respective Market Cap Rates: **150-200 bps**

(1) See Attachment 16 for definitions and other terms.
(2) The development summary above includes all communities under development that UDR wholly owns or owns an interest in through an unconsolidated joint venture.
(3) Includes 35,200 square feet of retail space.
(4) Includes 3,800 square feet of retail space.
(5) Includes 5,500 square feet of retail space.
(6) Includes 4,500 square feet of retail space.
(7) Includes 6,000 square feet of retail space.
(8) Unconsolidated developments are presented at 100%.
(9) Cost to Date includes land using the fair value established at joint venture formation versus historical cost and excludes UDR outside basis differences.
(10) Debt balances are presented net of deferred financing costs.



Attachment 9(B)

UDR, Inc.
Preferred Equity and Participating Loan Investments [1]
June 30, 2016
(Dollars in Thousands)
(Unaudited)

Preferred Equity Investments

Community	Location	Own. Interest	# of Homes	Compl. Homes	Going-in Valuation	UDR Investment Cost	UDR Share of Debt	Schedule Start	Schedule Compl.	Stabilization [2]	Percentage Leased	Percentage Occupied
Projects Under Construction												
West Coast Development JV [2]												
12th & Olive [3][6]	Los Angeles, CA	47%	293	-	$ 129,360	$ 33,698	$ 19,055	2Q14	3Q16	4Q17	-	-
Katella Grand II	Anaheim, CA	49%	386	-	114,660	24,176	-	4Q14	2Q17	2Q18	-	-
Total			**679**	**-**	**$ 244,020**	**$ 57,874**	**$ 19,055**					
Completed Projects, Non-Stabilized												
West Coast Development JV [2]												
8th & Republican [3][4]	Seattle, WA	48%	211	211	$ 97,020	$ 23,971	$ 19,869	3Q14	2Q16	2Q17	46.9%	37.0%
Katella Grand I	Anaheim, CA	49%	399	399	137,935	34,268	29,669	4Q13	2Q16	2Q17	65.2%	58.4%
CityLine [5]	Seattle, WA	49%	244	244	80,360	20,214	18,313	3Q14	2Q16	3Q16	86.9%	84.4%
Total - Preferred Equity Investments			**1,533**	**854**	**$ 559,335**	**$ 136,327**	**$ 86,906**					

Participating Loan Investment

Community	Location	# of Homes	Compl. Homes	Cost to Date	Budgeted Cost	Loan Commitment [9]	Loan Balance [9]	Leased	Occupied
Steele Creek [7][8]	Denver, CO	218	218	$ 109,930	$ 109,950	$ 93,458	$ 93,902	95.4%	91.3%
Total		**218**	**218**	**$ 109,930**	**$ 109,950**	**$ 93,458**	**$ 93,902**		

(1) See Attachment 16 for definitions and other terms.

(2) In May 2015, UDR agreed to pay $136 million, net of debt, to acquire a 48% weighted average ownership interest in a $559 million, West Coast Development joint venture consisting of five communities in various stages of construction. UDR receives a 6.5% preferred return on our equity investment cost until stabilization. Our partner assumes all economics until stabilization. Upon stabilization, economics will be shared between UDR and our partner. UDR has the option to purchase each property at a fixed price one year after completion at an all-in option price of $597 million. A community is considered stabilized when it reaches 80% occupancy for ninety consecutive days.

(3) A small ownership interest in 8th & Republican and 12th & Olive is held by an additional co-investor.

(4) Includes 13,600 square feet of retail space.

(5) UDR will have an option to acquire an interest in the second phase that is adjacent to the first phase.

(6) Includes 15,500 square feet of retail space.

(7) Includes 17,000 square feet of retail space. Refer to Attachment 12 for terms of our participating loan investment.

(8) UDR's participating loan is reflected as investment in and advances to unconsolidated joint ventures on the Consolidated Balance Sheets and net income/(loss) from unconsolidated entities on the Consolidated Statements of Operations in accordance with GAAP. UDR has the option to purchase the property 25 months after completion of construction, which occured in April 2015, and receive 50% of the value created from the project upon acquisition of the community or sale to a third party.

(9) Loan commitment represents loan principal and therefore excludes accrued interest. Loan balance includes interest accrued at 6.5% prior to the period end.



Attachment 10

UDR, Inc.
Redevelopment Summary [1]
June 30, 2016
(Dollars in Thousands)
(Unaudited)

Wholly-Owned

Community	Location	# of Homes	Sched. Redev. Homes	Compl. Homes	Cost to Date	Budgeted Cost [2]	Est. Cost per Home	Schedule				Percentage	
								Acq.	Start	Compl.	Same-Store [3]	Leased	Occupied
Projects in Redevelopment													
Edgewater [5]	San Francisco, CA	193	97	45	$ 2,561	$ 9,000	$ 47	1Q08	4Q15	1Q17	2Q18	92.8%	90.2%
Borgata Apartment Homes	Bellevue, WA	71	71	62	4,085	4,400	62	2Q07	4Q15	1Q17	2Q18	95.8%	80.3%
Coronado [6]	Newport Beach, CA	1,447	[4]	[4]	11,790	24,000	17	[6]	1Q16	1Q17	2Q18	95.4%	93.8%
Residences at the Domain	Austin, TX	390	311	126	2,316	8,000	21	3Q08	1Q16	1Q17	2Q18	90.3%	87.2%
Total		**2,101**	**479**	**233**	**$ 20,752**	**$ 45,400**	**$ 22**						
Completed Redevelopments, Non-Stabilized													
N/A	N/A	-	-	-	$ -	$ -	$ -	N/A	N/A	N/A	N/A	-	-
Total - Wholly Owned		**2,101**	**479**	**233**	**$ 20,752**	**$ 45,400**	**$ 22**						

Capitalized Interest on Redevelopment Projects

2Q 16
$ 89

Projected Weighted Average Return on Incremental Capital Invested: **7.0% to 9.0%**

(1) See Attachment 16 for definitions and other terms.
(2) Represents UDR's incremental capital invested in the projects.
(3) Estimated Same-Store quarter represents the quarter UDR anticipates contributing the community to the QTD same-store pool.
(4) Redevelopment projects will not impact the interior of the individual homes. The projects include renovation of building exteriors, corridors, and common area amenities.
(5) Redevelopment project consists of interior home improvements and renovation of building exteriors, corridors, and common area amenities.
(6) Includes Coronado at Newport - North which was acquired in October 2004 and Coronado South which was acquired in March 2005.



Attachment 11

UDR, Inc.
Land Summary [1]
June 30, 2016
(Dollars in Thousands)
(Unaudited)

Parcel	Location	UDR Ownership Interest	Real Estate Cost Basis		UDR Pro-Rata Cost Basis		Status Update [2]		
							Entitlements	Design Development	Hold for Future Development
Wholly-Owned									
7 Harcourt [3]	Boston, MA	100%	$	6,763	$	6,763	Complete	In Process	
Vitruvian Park®	Addison, TX	100%		13,843		13,843	Complete		In Process
Total			$	**20,606**	$	**20,606**			

			Real Estate Cost Basis [4]		UDR Pro-Rata Cost Basis [4]				
Unconsolidated Joint Ventures and Partnerships									
UDR/MetLife I - 3 parcels [5]	Various	5%	$	70,450	$	3,463	In Process		In Process
UDR/MetLife Land - 6 parcels	Addison, TX	50%		52,029		26,015	Complete	In Process	In Process
Total			$	**122,479**	$	**29,478**			
Total			$	**143,085**	$	**50,084**			

Capitalized Interest on Land Projects

2Q 16
$ 611

Parcel	Location	UDR Ownership Interest	Real Estate Cost Basis		Income from Ground Lease			
					2Q 2016		YTD 2016	
Wholly-Owned Ground Lease								
Wilshire LaJolla [6]	Los Angeles, CA	100%	$	31,096	$	59	$	59

(1) See Attachment 16 for definitions and other terms.

(2) Pursuing Entitlements: During this phase the Company is actively pursuing the necessary approvals for the rights to develop multifamily and/or mixed use communities.

Design Development: During this phase the Company is actively working to complete architectural and engineering documents in preparation for the commencement of construction of multifamily and/or mixed uses communities.

Hold for Future Development: Entitled and/or unentitled land sites that the Company holds for future development.

(3) Land is adjacent to UDR's Garrison Square community.

(4) Cost basis includes land using the fair value established at joint venture formation versus historical cost and excludes UDR outside basis differences.

(5) Parcels are located in Bellevue, WA; Los Angeles, CA; and Dublin, CA.

(6) In June 2016, the Company increased its ownership interest in the parcel of land from 50% to 100%. Subsequent to the acquisition, UDR entered into a triple-net operating ground lease, to lease the land to a third-party developer. Annual lease revenue is expected to be approximately $2.6 million. The lease term is 49 years plus two 25-year extension options, and the ground lease provides the ground lessee with options to buy the fee interest in the property.



Attachment 12

UDR, Inc.
Unconsolidated Joint Venture Summary [1]
June 30, 2016
(Dollars in Thousands)
(Unaudited)

Portfolio Characteristics

Joint Venture and Partnerships	Property Type	# of Comm. / Parcels	# of Homes [7]	Own. Interest	Physical Occupancy 2Q 16	Total Rev. per Occ. Home 2Q 16 [1]	Net Operating Income UDR's Share 2Q 2016	Net Operating Income UDR's Share YTD 2016	Total YTD 2016 [2]
UDR / MetLife									
Operating communities	Various	24	5,885	50%	95.5%	$ 2,874	$ 16,615	$ 32,997	$ 65,944
Non-Mature	High-rise	1	151	50%	86.6%	3,904	410	327	653
Development communities	Various	5	447	(4)	30.4%	4,548	205	68	129
Land parcels [11]		9	-	(5)	-	-	(10)	(17)	(93)
UDR / KFH	High-rise	3	660	30%	97.0%	2,598	1,059	2,118	7,060
Total/Weighted Average		**42**	**7,143**		**91.4%**	**$ 2,916**	**$ 18,279**	**$ 35,493**	**$ 73,693**

Balance Sheet Characteristics and Returns

Joint Venture and Partnerships	Gross Book Value of JV Real Estate Assets [6]	Total Project Debt [6]	UDR's Equity Investment	Weighted Avg. Debt Interest Rate	Debt Maturities	Returns [8] ROIC	Returns [8] ROE
UDR / MetLife							
Operating communities	$ 2,436,275	$ 1,271,642	$ 470,497	4.45%	2018-2025		
Non-Mature	105,662	35,337	25,619	4.87%	2018-2021		
Development communities	614,300	236,001	176,549	2.83%	2018		
Land parcels	122,479	-	4,209	N/A	N/A		
UDR / KFH	284,535	164,426	15,126	3.15%	2016-2025		
Total/Weighted Average	**$ 3,563,251**	**$ 1,707,406**	**$ 692,000**	**4.11%**		**5.7%**	**7.1%**

Same-Store Unconsolidated Joint Venture Growth

Joint Venture	Same-Store Joint Venture Communities [6]	2Q 2016 vs. 2Q 2015 Growth Revenue	2Q 2016 vs. 2Q 2015 Growth Expense	2Q 2016 vs. 2Q 2015 Growth NOI		2Q 2016 vs. 1Q 2016 Growth Revenue	2Q 2016 vs. 1Q 2016 Growth Expense	2Q 2016 vs. 1Q 2016 Growth NOI
UDR / MetLife	24	2.0%	1.7%	2.2%		1.1%	0.6%	1.3%
UDR / KFH	3	3.7%	4.1%	3.5%		1.2%	4.2%	-0.1%
Total/Average	**27**	**2.2%**	**1.9%**	**2.3%**		**1.1%**	**0.9%**	**1.2%**
				NOI				**NOI**
Same-Store JV Results at UDR's Pro-rata Ownership Interest				**2.2%**				**1.2%**

Joint Venture	Same-Store Joint Venture Communities [6]	YTD 2016 vs. YTD 2015 Growth Revenue	YTD 2016 vs. YTD 2015 Growth Expense	YTD 2016 vs. YTD 2015 Growth NOI
UDR / MetLife	24	2.5%	4.2%	1.7%
UDR / KFH	3	2.8%	2.7%	2.8%
Total/Average	**27**	**2.5%**	**4.1%**	**1.8%**
				NOI
Same-Store JV Results at UDR's Pro-rata Ownership Interest				**1.7%**

Participating Loan Investment

	UDR's Investment	Interest Rate	Years to Maturity		Income from Participating Loan Investment 2Q 2016	Income from Participating Loan Investment YTD 2016	Upside Participation
Steele Creek [9]	$ 93,902	6.5%	1.1		$ 1,560	$ 3,079	50%

Preferred Equity Investment

	UDR's Equity Investment [10]	Preferred Return		Income from Preferred Equity Investment [3] 2Q 2016	Income from Preferred Equity Investment [3] YTD 2016
West Coast Development JV [9]	$ 147,501	6.5%		$ 2,230	$ 4,327

(1) See Attachment 16 for definitions and other terms.
(2) Represents NOI at 100 percent for the period ended June 30, 2016.
(3) Excludes depreciation expense.
(4) Includes 399 Fremont of which UDR owns 51.0%, Residences on Jamboree of which UDR owns 50.1%, 3033 Wilshire of which UDR owns 50.0%, Verve Mountain View of which UDR owns 50.1% and Crescent Heights of which UDR owns 50.0%.
(5) See summary of unconsolidated land parcels on Attachment 11.
(6) Joint ventures and partnerships represented at 100%.
(7) Includes homes completed for the period ended June 30, 2016.
(8) Excludes non-stabilized developments.
(9) See Attachment 9(B) for additional details of our participating loan and preferred equity investments.
(10) UDR's equity investment of $147.5 million is inclusive of outside basis and our accrued preferred return, which differs from our upfront investment cost of $136.3 million in Attachment 9(B).
(11) Crescent Heights moved into Development communities and Wilshire at LaJolla was acquired 100% by UDR as noted on Attachments 11 and 13.



Attachment 13

UDR, Inc.
Acquisitions and Dispositions Summary [1]
June 30, 2016
(Dollars in Thousands)
(Unaudited)

Date of Purchase	Community	Location	Prior Ownership Interest	Post Transaction Ownership Interest	Price [2]	Debt [2]	# of Homes	Price per Home
Acquisitions - Wholly-Owned Land								
Jun-16	Wilshire at LaJolla [3]	Los Angeles, CA	50%	100%	$ 38,000	$ -	-	$ -
					$ 38,000	**$ -**	**-**	**$ -**

Date of Sale	Community	Location	Prior Ownership Interest	Post Transaction Ownership Interest	Price [2]	Debt [2]	# of Homes	Price per Home
Dispositions - Consolidated Joint Ventures Land								
Feb-16	2919 Wilshire	Santa Monica, CA	95%	0%	$ 10,500	$ -	-	$ -
Mar-16	3032 Wilshire	Santa Monica, CA	95%	0%	13,500	-	-	-
					$ 24,000	**$ -**	**-**	**$ -**
Dispositions - Wholly-Owned								
May-16	Bellevue Plaza [4]	Bellevue, WA	100%	0%	$ 45,350	$ -	-	$ -
					$ 45,350	**$ -**	**-**	**$ -**

(1) See Attachment 16 for definitions and other terms.
(2) Price represents 100% of the value of assets. Debt represents 100% of the asset's indebtedness.
(3) Subsequent to the acquisition, UDR entered into a triple-net operating ground lease, to lease the land to a third-party developer. Annual lease revenue is expected to be approximately $2.6 million. The lease term is 49 years plus two 25-year extension options, and the ground lease provides the ground lessee with options to buy the fee interest in the property.
(4) Consists of 60,000 square feet of retail space.



Attachment 14

UDR, Inc.
Capital Expenditure and Repair and Maintenance Summary [1]
June 30, 2016
(Dollars in Thousands)
(Unaudited)

Category (Capitalized)	Weighted Avg. Useful Life (yrs) [2]	Three Months Ended June 30, 2016		Cost per Home		Six Months Ended June 30, 2016		Cost per Home	
Capital Expenditures for Consolidated Homes [3]									
Average number of homes [4]			40,728				40,728		
Recurring Cap Ex									
Asset preservation									
Building interiors	5 - 20	$	4,054	$	100	$	6,963	$	171
Building exteriors	5 - 20		2,557		63		3,635		89
Landscaping and grounds	10		1,370		34		1,882		46
Total asset preservation			7,981		196		12,480		306
Turnover related	5		3,071		75		5,533		136
Total Recurring Cap Ex			**11,052**		**271**		**18,013**		**442**
Revenue Enhancing Cap Ex [5]									
Kitchen & Bath			4,470		110		6,180		152
Revenue Enhancing			9,468		232		14,929		367
Total Revenue Enhancing Cap Ex	5 - 20		**13,938**		**342**		**21,109**		**518**
Total Recurring and Revenue Enhancing Cap Ex		$	**24,990**	$	**614**	$	**39,122**	$	**961**
One-Time Infrastructure Cap Ex	5 - 35	$	**559**	$	**-**	$	**1,196**	$	**-**

Category (Expensed)	Three Months Ended June 30, 2016		Cost per Home		Six Months Ended June 30, 2016		Cost per Home	
Repair and Maintenance for Consolidated Homes								
Average number of homes [4]		40,728				40,728		
Contract services	$	**4,975**	$	**122**	$	**9,537**	$	**234**
Turnover related expenses		**905**		**22**		**1,774**		**44**
Other Repair and Maintenance								
Building interiors		1,646		40		3,217		79
Building exteriors		416		10		773		19
Landscaping and grounds		176		4		938		23
Total	$	**8,118**	$	**199**	$	**16,239**	$	**399**

(1) See Attachment 16 for definitions and other terms.

(2) Weighted average useful life of capitalized expenses for the three months ended June 30, 2016.

(3) Excludes redevelopment capital.

(4) Average number of homes is calculated based on the number of homes outstanding at the end of each month.

(5) Revenue enhancing capital expenditures were incurred at specific apartment communities in conjunction with UDR's overall capital expenditure plan.



Attachment 15

UDR, Inc.
Full-Year 2016 Guidance [1]
June 30, 2016
(Unaudited)

Net Income, FFO and AFFO per Share and Unit Guidance	3Q 2016	Full-Year 2016	Prior Guidance
Income/(loss) per weighted average common share, diluted	$0.04 to $0.07	$0.23 to $0.27	$0.20 to $0.26
FFO per common share and unit, diluted	$0.44 to $0.46	$1.76 to $1.80	$1.75 to $1.81
FFO as Adjusted per common share and unit, diluted	$0.44 to $0.46	$1.77 to $1.80	$1.75 to $1.81
Adjusted Funds from Operations ("AFFO") per common share and unit, diluted	$0.39 to $0.41	$1.61 to $1.64	$1.59 to $1.65
Annualized dividend per share and unit		$1.18	$1.18

Same-Store Guidance	Full-Year 2016	Prior Guidance
Revenue growth	5.50% - 6.00%	5.50% - 6.00%
Expense growth	3.00% - 3.50%	3.00% - 3.50%
NOI growth	6.50% - 7.00%	6.50% - 7.00%
Physical occupancy	96.6%	96.6%
Same-Store homes	34,017	34,017

Sources of Funds ($ in millions)	Full-Year 2016	Prior Guidance
Sales Proceeds and Debt and Equity Issuances	$650 to $750	$550 to $700
Construction Loan Proceeds	$100 to $125	$100 to $125

Uses of Funds ($ in millions)	Full-Year 2016	Prior Guidance
Debt maturities inclusive of principal amortization (weighted average interest rate of 4.6%)	$326	$266
Development and redevelopment spending and land acquisitions	$400 to $500	$450 to $550
Acquisitions	$100 to $200	$0 to $100

Other Additions/(Deductions) ($ in millions except per home amounts)	Full-Year 2016	Prior Guidance
Consolidated interest expense, net of capitalized interest	($121) to ($125)	($121) to ($125)
Capitalized interest [2]	$14 to $18	$14 to $18
General and administrative [3]	($48) to ($52)	($50) to ($54)
Tax benefit for TRS	$1 to $2	$1 to $2
Total joint venture FFO, including fee income (net of adjustments for FFO as Adjusted)	$60 to $65	$60 to $65
Non-recurring items:		
Disposition related gains and non-recurring fees included in FFO	$1.7 to $2.5	$1.7 to $2.5
Long-term incentive plan transition costs	$1	$1 to $2
Average stabilized homes	40,700	40,700
Recurring capital expenditures per home	$1,150	$1,150
Revenue enhancing capital expenditures	$21 to $23	$21 to $23
Kitchen & Bath capital expenditures	$13 to $17	$13 to $17
One-time infrastructure capital expenditures	$2 to $3	$2 to $3

(1) See Attachment 16 for definitions and other terms.
(2) Excludes capitalized interest on joint venture and partnership level debt, which is included in the guidance for "Total joint venture FFO, including fee income" above.
(3) Includes an estimated $10 million to $12 million of long-term incentive plan compensation expense, including $1 million related to program transition expense.



Attachment 16(A)

Acquired Communities: The Company defines Acquired Communities as those communities acquired by the Company, other than development and redevelopment activity, that did not achieve stabilization as of the most recent quarter.

Adjusted Funds From Operations ("AFFO") attributable to common stockholders and unitholders: The Company defines AFFO as FFO as Adjusted attributable to common stockholders and unitholders less recurring capital expenditures that are necessary to help preserve the value of and maintain functionality at our communities.

Management considers AFFO a useful supplemental performance metric for investors as it is more indicative of the Company's operational performance than FFO or FFO as Adjusted. AFFO is not intended to represent cash flow or liquidity for the period, and is only intended to provide an additional measure of our operating performance. The Company believes that net income attributable to common stockholders is the most directly comparable GAAP financial measure to AFFO. Management believes that AFFO is a widely recognized measure of the operations of REITs, and presenting AFFO will enable investors to assess our performance in comparison to other REITs. However, other REITs may use different methodologies for calculating AFFO and, accordingly, our AFFO may not always be comparable to AFFO calculated by other REITs. AFFO should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of financial performance, or as an alternative to cash flows from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make distributions. A reconciliation from net income attributable to common stockholders to AFFO is provided on Attachment 2.

Development Communities: The Company defines Development Communities as those communities recently developed or under development by the Company, that are currently majority owned by the Company and have not achieved stabilization as of the most recent quarter.

Effective New Lease Rate Growth: The Company defines effective new lease rate growth as the increase in gross potential rent realized less all concessions for the new lease term (current effective rent) versus prior resident effective rent for the prior lease term on all new leases commenced during the current quarter.

Management considers effective new lease rate growth a useful metric for investors as it assesses market-level new demand trends.

Effective Renewal Lease Rate Growth: The Company defines effective renewal lease rate growth as the increase in gross potential rent realized less all concessions for the new lease term (current effective rent) versus prior effective rent for the prior lease term on all renewed leases commenced during the current quarter.

Management considers effective renewal lease rate growth a useful metric for investors as it assesses market-level, in-place demand trends.

Estimated Quarter of Completion: The Company defines estimated quarter of completion of a development or redevelopment project as the date on which construction is expected to be completed, but does not represent the date of stabilization.

Fixed Charge Coverage Ratio: The Company defines Fixed Charge Coverage Ratio as net income, excluding the impact of interest expense, real estate depreciation and amortization of wholly owned and other joint venture communities, other depreciation and amortization, noncontrolling interests, net gain/(loss) on the sale of real estate owned, TRS income tax, divided by total interest plus preferred dividends.

Management considers fixed charge coverage a useful metric for investors as it provides ratings agencies, investors and lending partners with a widely-used measure of the Company's ability to service its debt obligations as well as compare leverage against that of its peer REITs. A reconciliation of the components that comprise fixed charge coverage is provided on Attachment 4(C) of the Company's quarterly supplemental disclosure.

Funds From Operations as Adjusted attributable to common stockholders and unitholders: The Company defines FFO attributable to common stockholders and unitholders as Adjusted as FFO excluding the impact of acquisition-related costs and other non-comparable items including, but not limited to, prepayment costs/benefits associated with early debt retirement, gains on sales of marketable securities and TRS property, deferred tax valuation allowance increases and decreases, casualty-related expenses and recoveries, severance costs and legal costs.

Management believes that FFO as Adjusted is useful supplemental information regarding our operating performance as it provides a consistent comparison of our operating performance across time periods and allows investors to more easily compare our operating results with other REITs. FFO as Adjusted is not intended to represent cash flow or liquidity for the period, and is only intended to provide an additional measure of our operating performance. The Company believes that net income attributable to common stockholders is the most directly comparable GAAP financial measure to FFO as Adjusted. However, other REITs may use different methodologies for calculating FFO as Adjusted or similar FFO measures and, accordingly, our FFO as Adjusted may not always be comparable to FFO as Adjusted or similar FFO measures calculated by other REITs. FFO as Adjusted should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of financial performance, or as an alternative to cash flows from operating activities (determined in accordance with GAAP) as a measure of our liquidity. A reconciliation from net income attributable to common stockholders to FFO as Adjusted is provided on Attachment 2.

Funds From Operations ("FFO") attributable to common stockholders and unitholders: The Company defines FFO as net income attributable to common stockholders and unitholders, excluding impairment write-downs of depreciable real estate or of investments in non-consolidated investees that are driven by measurable decreases in the fair value of depreciable real estate held by the investee, gains (or losses) from sales of depreciable property, plus real estate depreciation and amortization, and after adjustments for noncontrolling interests, unconsolidated partnerships and joint ventures. This definition conforms with the National Association of Real Estate Investment Trust's definition issued in April 2002. In the computation of diluted FFO, unvested restricted stock, unvested LTIP units, stock options, and the shares of Series E Cumulative Convertible Preferred Stock are dilutive; therefore, they are included in the diluted share count.

Activities of our taxable REIT subsidiary (TRS), include development and land entitlement. From time to time, we develop and subsequently sell a TRS property which results in a short-term use of funds that produces a profit that differs from the traditional long-term investment in real estate for REITs. We believe that the inclusion of these TRS gains in FFO is consistent with the standards established by NAREIT as the short-term investment is incidental to our main business. TRS gains on sales, net of taxes, are defined as net sales proceeds less a tax provision and the gross investment basis of the asset before accumulated depreciation.

Management considers FFO a useful metric for investors as the Company uses FFO in evaluating property acquisitions and its operating performance and believes that FFO should be considered along with, but not as an alternative to, net income and cash flow as a measure of the Company's activities in accordance with GAAP. FFO does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of funds available to fund our cash needs. A reconciliation from net income attributable to common stockholders to FFO is provided on Attachment 2.



UDR, Inc.
Definitions and Reconciliations
June 30, 2016
(Unaudited)

Held For Disposition Communities: The Company defines Held for Disposition Communities as those communities that were held for sale as of the end of the most recent quarter.

Interest Coverage Ratio: The Company defines Interest Coverage Ratio as net income, excluding the impact of interest expense, real estate depreciation and amortization of wholly owned and joint venture communities, other depreciation and amortization, noncontrolling interests, net gain/(loss) on the sale of real estate owned, TRS income tax, divided by total interest.

Management considers interest coverage ratio a useful metric for investors as it provides ratings agencies, investors and lending partners with a widely-used measure of the Company's ability to service its debt obligations as well as compare leverage against that of its peer REITs. A reconciliation of the components that comprise interest coverage ratio is provided on Attachment 4(C) of the Company's quarterly supplemental disclosure.

Joint Venture Reconciliation at UDR's Weighted Average Pro-Rata Ownership Interest

In thousands	2Q 2016		YTD 2016
Income/(loss) from unconsolidated entities	$	325	$ 1,004
Management fee		1,132	2,237
Interest expense		8,310	16,192
Depreciation		12,299	22,649
General and administrative		239	399
West Coast Development JV		(2,230)	(4,327)
Steele Creek		(1,560)	(3,079)
Other income/expense (includes 717 Olympic casualty expense)		(236)	418
Total Joint Venture NOI at UDR's Pro-Rata Ownership Interest	$	18,279	$ 35,493

JV Return on Equity ("ROE"): The Company defines JV ROE as the pro rata share of property NOI plus property and asset management fee revenue less interest expense, divided by the average of beginning and ending equity capital for the quarter.

Management considers ROE a useful metric for investors as it provides a widely used measure of how well the Company is investing its capital on a leveraged basis.

JV Return on Invested Capital ("ROIC"): The Company defines JV ROIC as the pro rata share of property NOI plus property and asset management fee revenue divided by the average of beginning and ending invested capital for the quarter.

Management considers ROIC a useful metric for investors as it provides a widely used measure of how well the Company is investing its capital on an unleveraged basis.

Net Debt to EBITDA: The Company defines net debt to EBITDA as total debt net of cash and cash equivalents divided by EBITDA. EBITDA is defined as net income, excluding the impact of interest expense, real estate depreciation and amortization of wholly owned and other joint venture communities, other depreciation and amortization, noncontrolling interests, net gain/(loss) on the sale of real estate owned, and TRS income tax.

Management considers net debt to EBITDA a useful metric for investors as it provides ratings agencies, investors and lending partners with a widely-used measure of the Company's ability to service its debt obligations as well as compare leverage against that of its peer REITs. A reconciliation between net income and EBITDA is provided on Attachment 4(C) of the Company's quarterly supplemental disclosure.

Net Operating Income ("NOI"): The Company defines NOI as rental income less direct property rental expenses. Rental income represents gross market rent less adjustments for concessions, vacancy loss and bad debt. Rental expenses include real estate taxes, insurance, personnel, utilities, repairs and maintenance, administrative and marketing. Excluded from NOI is property management expense which is calculated as 2.75% of property revenue to cover the regional supervision and accounting costs related to consolidated property operations, and land rent.

Management considers NOI a useful metric for investors as it is a more meaningful representation of a community's continuing operating performance than net income as it is prior to corporate-level expense allocations, general and administrative costs, capital structure and depreciation and amortization and is a widely used input, along with capitalization rates, in the determination of real estate valuations. A reconciliation from net income attributable to UDR, Inc. to NOI is provided below.

In thousands	2Q 2016		1Q 2016		4Q 2015		3Q 2015		2Q 2015
Net income/(loss) attributable to UDR, Inc.	$	17,946	$ 10,393	$	162,200	$	13,291	$	86,855
Property management		6,494	6,379		6,445		5,988		5,851
Other operating expenses		1,892	1,752		3,534		2,639		1,769
Real estate depreciation and amortization		105,937	105,339		104,909		90,568		90,344
Interest expense		30,678	31,104		33,170		30,232		29,673
Casualty-related (recoveries)/charges, net		1,629	-		(45)		541		843
General and administrative		10,835	13,844		17,993		15,824		13,721
Tax (benefit)/provision, net		(402)	(403)		(1,424)		(633)		(1,404)
(Income)/loss from unconsolidated entities		(325)	(679)		(1,052)		(2,691)		573
Interest income and other (income)/expense, net		(540)	(431)		(407)		(402)		(382)
Joint venture management and other fees		(2,618)	(2,858)		(3,253)		(3,653)		(3,098)
Other depreciation and amortization		1,486	1,553		1,899		1,457		1,700
(Gain)/loss on sale of real estate owned, net of tax		(7,315)	(3,070)		(172,635)		-		(79,042)
Net income/(loss) attributable to noncontrolling interests		1,618	1,211		14,963		404		3,029
Total consolidated NOI	$	167,315	$ 164,134	$	166,297	$	153,565	$	150,432



UDR, Inc.
Definitions and Reconciliations
June 30, 2016
(Unaudited)

Non-Mature: The Company defines Non-Mature Communities as those communities that have not met the criteria to be included in Same-Store Communities.

Non-Residential / Other: The Company defines Non-Residential / Other as non-apartment components of mixed-use properties, land held, properties being prepared for redevelopment and properties where a material change in home count has occurred.

Physical Occupancy: The Company defines physical occupancy as the number of occupied homes divided by the total homes available at a community.

QTD Same-Store ("SS") Communities: The Company defines QTD SS Communities as those communities stabilized for five full consecutive quarters. These communities were owned and had stabilized occupancy and operating expenses as of the beginning of the quarter in the prior year, were not in process of any substantial redevelopment activities, and not held for disposition.

Recurring Capital Expenditures: The Company defines recurring capital expenditures as expenditures that are necessary to help preserve the value of and maintain functionality at its communities.

Redevelopment Communities: The Company generally defines Redevelopment Communities as those communities where substantial redevelopment is in progress that is expected to have a material impact on the community's operations, including occupancy levels and future rental rates.

Redevelopment Projected Weighted Average Return on Incremental Capital Invested: The projected weighted average return on incremental capital invested for redevelopment projects is NOI as set forth in the Stabilization Period for Redevelopment Yield definition, less Recurring Capital Expenditures, minus the project's annualized operating NOI prior to commencing the redevelopment, less Recurring Capital Expenditures, divided by total cost of the project.

Return on Equity ("ROE"): The Company defines ROE as a referenced quarter's NOI less interest expense, annualized, divided by the average of beginning and ending equity capital for the quarter.

Management considers ROE a useful metric for investors as it provides a widely used measure of how well the Company is investing its capital on a leveraged basis.

Return on Invested Capital ("ROIC"): The Company defines ROIC as a referenced quarter's NOI, annualized, divided by the average of beginning and ending invested capital for the quarter.

Management considers ROIC a useful metric for investors as it provides a widely used measure of how well the Company is investing its capital on an unleveraged basis.

Revenue Enhancing Capital Expenditures: The Company defines revenue-enhancing capital expenditures as expenditures that result in increased income generation over time.

Management considers revenue enhancing capital expenditures a useful metric for investors as it quantifies the amount of capital expenditures that are expected to grow, not just maintain, revenues.

Sold Communities: The Company defines Sold Communities as those communities that were disposed of prior to the end of the most recent quarter.

Stabilization for Same Store Classification: The Company generally defines stabilization as when a community's occupancy reaches 90% or above for at least three consecutive months.

Stabilized, Non-Mature Communities: The Company defines Stabilized, Non-Mature Communities as those communities that are stabilized but not yet in the Company's Same-Store portfolio.

Stabilization Period for Development Yield: The Company defines the stabilization period for development property yield as the forward twelve month NOI, excluding any remaining lease-up concessions outstanding, commencing one year following the delivery of the final home of the project.

Stabilization Period for Redevelopment Yield: The Company defines the stabilization period for a redevelopment property yield for purposes of computing the Projected Weighted Average Return on Incremental Capital Invested, as the forward twelve month NOI, excluding any remaining lease-up concessions outstanding, commencing one year following the delivery of the final home of a project.

Stabilized Yield on Developments: Expected stabilized yields on development are calculated as follows, projected stabilized NOI less management fees divided by budgeted construction cost on a project-specific basis. Projected stabilized NOI for development projects, calculated in accordance with the NOI reconciliation provided on Attachment 16(B), is set forth in the definition of Stabilization Period for Development Yield. Given the differing completion dates and years for which NOI is being projected for these communities as well as the complexities associated with estimating other expenses upon completion such as corporate overhead allocation, general and administrative costs and capital structure, a reconciliation to GAAP measures is not meaningful. Projected NOI for these projects is neither provided, nor is representative of Management's expectations for the Company's overall financial performance or cash flow growth and there can be no assurances that forecast NOI growth implied in the estimated construction yield of any project will be achieved.

Management considers estimated stabilized yield on development as a useful metric for investors as it helps provide context to the expected effects that development projects will have on the Company's future performance once stabilized.

Total Revenue per Occupied Home: The Company defines total revenue per occupied home as rental and other revenues, calculated in accordance with GAAP, divided by the product of occupancy and the number of apartment homes.

Management considers total revenue per occupied home a useful metric for investors as it serves as a proxy for portfolio quality, both geographic and physical.

TRS: The Company's taxable REIT subsidiary ("TRS") focuses on development, land entitlement and short-term hold investments. TRS gains on sales, net of taxes, is defined as net sales proceeds less a tax provision and the gross investment basis of the asset before accumulated depreciation.

YTD Same-Store ("SS") Communities: The Company defines YTD SS Communities as those communities stabilized for two full consecutive calendar years. These communities were owned and had stabilized occupancy and operating expenses as of the beginning of the prior year, were not in process of any substantial redevelopment activities, and not held for disposition.



UDR, Inc.
Definitions and Reconciliations
June 30, 2016
(Unaudited)

All guidance is based on current expectations of future economic conditions and the judgment of the Company's management team. The following reconciles from GAAP Net income/(loss) per share for full year 2016 and third quarter of 2016 to forecasted FFO, FFO as Adjusted and AFFO per share and unit:

	Full-Year 2016			
	Low		High	
Forecasted net income per diluted share	$	0.23	$	0.27
Conversion from GAAP share count		(0.02)		(0.02)
Net gain on the sale of depreciable real estate owned		(0.03)		(0.03)
Depreciation		1.58		1.58
Noncontrolling interests		(0.01)		(0.01)
Preferred dividends		0.01		0.01
Forecasted FFO per diluted share and unit	**$**	**1.76**	**$**	**1.80**
Disposition-related FFO		(0.01)		(0.01)
Long-term incentive plan transition costs		-		-
Casualty-related (recoveries)/charges		0.01		0.01
Forecasted FFO as Adjusted per diluted share and unit	**$**	**1.77**	**$**	**1.80**
Recurring capital expenditures		(0.16)		(0.16)
Forecasted AFFO per diluted share and unit	**$**	**1.61**	**$**	**1.64**

	3Q 2016			
	Low		High	
Forecasted net income per diluted share	$	0.04	$	0.07
Conversion from GAAP share count		-		(0.01)
Depreciation		0.40		0.40
Noncontrolling interests		-		-
Preferred dividends		-		-
Forecasted FFO per diluted share and unit	**$**	**0.44**	**$**	**0.46**
Disposition-related FFO		-		-
Long-term incentive plan transition costs		-		-
Casualty-related (recoveries)/charges		-		-
Forecasted FFO as Adjusted per diluted share and unit	**$**	**0.44**	**$**	**0.46**
Recurring capital expenditures		(0.05)		(0.05)
Forecasted AFFO per diluted share and unit	**$**	**0.39**	**$**	**0.41**